AIR LIQUIDE



RECEIVED
2008 MAR -4 A 8:35

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

SUPPL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 3 Press releases dated February 15, 20 and 21
- 3 Euronext Paris Notice dated February 8, 12 and 14
- 1 Free translation of declaration to AMF
- 1 déclaration des dirigeants de Société (French only)
- 1 publication « Chiffre d'Affaires 4e trimestre 2007 » parue au « Bulletin des Annonces Légales Obligatoires »
- 1 publication « Modification du capital » parue aux « Petites Affiches »
- 1 Statut (French only)

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris February 28, 2008
Name: Bruno de La Villarmois
Title: Relation Place

Encl.

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

dw 3/5

STATUTS

Février 2008

CERTIFIE CONFORME

Fait à Paris, le 15 février 2008



AIR LIQUIDE

L'AIR LIQUIDE

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

SIEGE SOCIAL : 75, QUAI D'ORSAY, PARIS VII

L'AIR LIQUIDE

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

AU CAPITAL DE 1.298.066.880 euros

Siège social :

75, quai d'Orsay, Paris 7ème
Code postal : 75321 Paris Cedex 07
Tel : 01.40.62.55.55

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

STATUTS

TITRE PREMIER

Dénomination - Objet - Siège - Durée

Article premier
Forme et dénomination

La Société est de forme anonyme. Cette société sera régie par les lois et règlements en vigueur et par les présents statuts.

La dénomination de la Société est : *"L'Air Liquide, société anonyme pour l'Etude et l'Exploitation des procédés Georges Claude"*.

Art. 2
Objet

La Société a pour objet :

1° L'étude, l'exploitation, la vente des brevets ou inventions de MM. Georges et Eugène Claude, relatifs à la liquéfaction des gaz, à la production industrielle du froid, de l'air liquide et de l'oxygène, à leurs applications ou utilisations ;

2° La production industrielle du froid, de l'air liquide, leurs applications ou utilisations, la production et la liquéfaction des gaz, notamment de l'oxygène, de l'azote, de l'hélium et de l'hydrogène, leurs applications ou utilisations sous toutes formes, à l'état pur, en mélanges et en combinaisons, sans distinction d'état ni de provenance, dans tous domaines d'applications de leurs propriétés physiques, thermodynamiques, chimiques, thermochimiques et biologiques, et notamment dans les domaines de la propulsion, de la mer, de la santé, de l'agro-alimentaire et de la pollution ;

3° L'achat, la fabrication, la vente, l'utilisation de tous produits se rattachant directement ou indirectement à l'objet ci-dessus, ainsi que tous sous-produits résultant de leur fabrication ou de leur emploi, de toutes machines ou appareils servant à les utiliser ou à les appliquer, et, plus particulièrement, l'achat, la fabrication, la vente, l'utilisation de tous produits, métaux ou alliages, dérivant ou résultant d'une utilisation de l'oxygène, de l'azote et de l'hydrogène à l'état pur, mélangé ou combiné, notamment de tous produits oxygénés ou azotés ;

4° L'étude, l'acquisition, l'exploitation directe ou indirecte ou la vente de tous brevets, inventions ou procédés ayant trait aux mêmes objets ;

5° L'exploitation, par voie directe ou par voie de constitution de société, de tout ce qui se rattache, directement ou indirectement, au but de la Société ou est susceptible de contribuer au développement de son industrie ;

6° La prestation de tous services ou la fourniture de tous produits susceptibles de développer sa clientèle dans le domaine de l'industrie ou de la santé ;

La Société peut demander ou acquérir toutes concessions, faire toutes constructions, acquérir ou prendre en location toutes carrières, mines et tous immeubles et reprendre toutes exploitations se rattachant à son objet, céder ces concessions, les affermer, fusionner ou s'allier avec d'autres sociétés par voie d'acquisition de titres ou droits sociaux, d'avances ou de telle manière qu'il appartiendra. Elle peut entreprendre ces opérations soit seule, soit en participation ;

Enfin, plus généralement, elle peut faire toutes opérations industrielles, commerciales, immobilières, mobilières, financières, se rattachant directement ou indirectement aux objets ci-dessus spécifiés.

Art. 3
Siège social

Le siège de la Société est à Paris, Quai d'Orsay, n°75.

Il pourra être transféré, par décision du Conseil d'Administration, en tout autre endroit de Paris ou d'un département limitrophe, sous réserve de ratification de cette décision par la plus prochaine Assemblée Générale Ordinaire, et partout ailleurs en vertu d'une délibération de l'Assemblée Générale Extraordinaire.

Art. 4
Durée

La durée de la Société est fixée à 99 années à partir du 18 février 1929, sauf les cas de dissolution anticipée ou de prorogation.

TITRE II

Capital social - Actions- Identification des actionnaires

Art.5
Capital social

Le capital social est fixé à 1.298.066.880 euros divisé en 236.012.160 actions au nominal de 5,50 euros, entièrement libérées.

Le capital social est augmenté dans les conditions prévues par la loi soit par émission d'actions ordinaires ou d'actions de préférence, soit par majoration du montant nominal des titres de capital existants. Il peut également être augmenté par l'exercice de droits attachés à des valeurs mobilières donnant accès au capital, dans les conditions prévues par la loi.

Conformément aux dispositions légales en vigueur, sauf décision contraire de l'Assemblée Générale, les actionnaires ont, proportionnellement au montant de leurs actions, un droit de préférence à la souscription des actions de numéraire émises pour réaliser une augmentation de capital.

Le capital social pourra également être réduit dans les conditions prévues par la loi, notamment par réduction de la valeur nominale des actions, par remboursement ou rachat en bourse et annulation d'actions, par échange des actions anciennes contre des actions nouvelles d'un nombre équivalent ou moindre, ayant ou non le même nominal, avec ou sans soulte à payer ou à recevoir. L'Assemblée Générale pourra toujours obliger les actionnaires à céder ou à acheter des actions anciennes pour permettre l'échange d'actions anciennes contre des nouvelles, avec ou sans soulte à payer ou à recevoir, alors même que la réduction décidée ne serait pas consécutive à des pertes.

Art.6
Actions

Lorsque les actions nouvelles ne seront pas intégralement libérées lors de leur émission, les appels de versements, aux dates fixées par le Conseil d'Administration, auront lieu au moyen d'annonces insérées, un mois à l'avance, dans un des journaux de Paris désignés pour la publication légale des actes de la Société.

Les actions non entièrement libérées feront l'objet d'une inscription en compte sous la forme nominative jusqu'à leur entière libération.

Chaque versement sur toutes actions souscrites sera constaté par une mention portée au compte nominatif ouvert au nom du souscripteur.

Tout versement en retard porte intérêt de plein droit, en faveur de la Société, à compter de l'exigibilité, sans mise en demeure ni demande en justice, au taux de l'intérêt légal, sans préjudice de l'action personnelle que la Société peut exercer contre l'actionnaire défaillant et des mesures d'exécution forcée prévues par la loi.

Art.7
Forme des actions

Les actions entièrement libérées font l'objet d'une inscription en compte soit sous la forme nominative, soit sous la forme au porteur, au choix de l'actionnaire.

Les dispositions de l'alinéa ci-dessus sont également applicables aux autres titres de toute nature émis par la Société.

Art.8
Droits et obligations attachés aux actions

Les actionnaires ne seront pas engagés au-delà de leur souscription.

La propriété d'une action entraîne de plein droit adhésion aux statuts et aux décisions de l'Assemblée Générale.

Toute action donne droit, en cours de société, comme en cas de liquidation, au règlement de la même somme nette pour toute répartition ou tout remboursement.

Les actions sont librement négociables dans les conditions prévues par la loi.

Art. 9
Identification des actionnaires

La Société peut faire usage à tout moment des dispositions légales et réglementaires en vigueur, permettant l'identification des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans les assemblées d'actionnaires, ainsi que le nombre de titres détenus par chacun d'eux.

Outre les obligations légales de déclaration à la Société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la Société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la Société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

En cas de non-respect de cette obligation statutaire d'information, un ou plusieurs actionnaires, détenant une fraction de capital ou des droits de vote de la Société au moins égale à 2%, pourront, à l'occasion d'une Assemblée Générale, demander que les actions excédant la fraction qui aurait dû être déclarée, soient privées du droit de vote pour toute assemblée d'actionnaires qui se tiendrait jusqu'à l'expiration d'un délai de deux ans suivant la date de régularisation de la notification. La demande est consignée au procès-verbal de l'Assemblée Générale.

Art. 10
Indivision et usufruit

Toute action étant indivisible à l'égard de la Société, tous les co-propriétaires indivis d'une action sont obligés de se faire représenter auprès de la Société par l'un d'entre eux, ou par un mandataire unique dans les conditions prévues par la loi.

Le droit de vote attaché à l'action appartient à l'usufruitier tant dans les Assemblées Générales Ordinaires que dans les Assemblées Générales Extraordinaires. Toutefois, le nu-propriétaire sera en droit de participer à toutes les Assemblées Générales. Il peut également représenter l'usufruitier en Assemblée Générale.

Les héritiers, créanciers, syndics ou ayants cause d'un actionnaire ne peuvent, pour quelque motif que ce soit, provoquer l'apposition des scellés sur les biens et valeurs de la Société, en demander le partage, ni s'immiscer en aucune façon dans son administration.

Ils doivent, pour l'exercice de leurs droits, s'en rapporter aux inventaires sociaux et aux décisions de l'Assemblée Générale.

TITRE III

Administration de la Société

Art. 11
Composition du Conseil d'Administration

La Société est administrée par un Conseil d'Administration, de trois membres au moins et de quatorze membres au plus (sauf dérogation temporaire prévue en cas de fusion), personnes physiques ou morales.

Les membres du Conseil d'Administration sont nommés par l'Assemblée Générale Ordinaire pour une durée de quatre ans expirant à l'issue de l'Assemblée Générale des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle expire le mandat. Par exception à cette règle, les membres du premier Conseil d'Administration qui exerçaient les fonctions de membres du Conseil de Surveillance dans la Société sous son ancien mode d'administration seront nommés pour une période égale à la durée qui restait à courir de leur mandat de membre du Conseil de Surveillance.

Les membres du Conseil d'Administration sont rééligibles.

Chaque administrateur doit être propriétaire d'au moins 500 actions inscrites sous la forme nominative pendant toute la durée de ses fonctions. Si, au jour de sa nomination, un administrateur n'est pas propriétaire du nombre d'actions requis ou si, en cours de mandat, il cesse d'en être propriétaire, il est réputé démissionnaire d'office s'il n'a pas régularisé sa situation dans un délai de trois mois.

En cas de vacance par décès ou par démission d'un ou plusieurs sièges d'administrateur, le Conseil d'Administration peut, entre deux Assemblées Générales, procéder à des nominations à titre provisoire. Les nominations effectuées par le Conseil d'Administration sont soumises à la ratification de la plus prochaine Générale Ordinaire. Lorsque le nombre des administrateurs est devenu inférieur au minimum légal, les administrateurs restant doivent convoquer immédiatement l'Assemblée Générale Ordinaire en vue de compléter l'effectif du Conseil.

Aucune personne physique ayant passé l'âge de 70 ans ne peut être nommée membre du Conseil d'Administration si sa nomination a pour effet de porter à plus du tiers le nombre des membres du Conseil d'Administration ayant dépassé cet âge. Si, en cours de mandat, le nombre des membres du Conseil d'Administration ayant passé l'âge de 70 ans devient supérieur au tiers des membres du Conseil, le membre le plus âgé du Conseil d'administration n'ayant pas exercé de fonctions de Direction Générale dans la Société est réputé démissionnaire à l'issue de l'Assemblée Générale annuelle suivant la survenance de cet événement.

En cours de vie sociale les administrateurs sont nommés et renouvelés dans les conditions prévues par la loi.

Ils sont révocables à tout moment par l'Assemblée Générale Ordinaire.

Art. 12
Organisation et direction du Conseil d'Administration

Le Conseil d'Administration élit parmi ses membres personnes physiques un Président. Il détermine sa rémunération et fixe la durée de ses fonctions qui ne peut excéder celle de son mandat d'administrateur. Le Président est rééligible.

Le Président du Conseil d'Administration exerce les missions qui lui sont confiées par la loi. Il préside le Conseil d'Administration, organise et dirige les travaux de celui-ci dont il rend compte à l'Assemblée Générale. Il veille au bon fonctionnement des organes de la Société et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission.

Le Conseil peut nommer également parmi ses membres un ou plusieurs Vice-Présidents dont il détermine la durée des fonctions dans la limite de celle de leur mandat d'administrateur et qui ont pour fonction, sans préjudice des dispositions légales applicables en cas d'empêchement temporaire ou de décès du Président, de convoquer et présider les réunions du Conseil ou de présider les Assemblées Générales conformément aux présents statuts, lorsque le Président est empêché.

Nul ne peut être nommé Président du Conseil d'Administration, lorsque ce dernier n'assure pas la Direction Générale, s'il est âgé de plus de 68 ans. Lorsqu'en cours de mandat cette limite d'âge aura été atteinte, les fonctions du Président prendront fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice au cours duquel est atteint l'âge de 68 ans. Lorsque le Président du Conseil d'Administration exerce également la Direction Générale, la limite d'âge applicable est celle applicable au Directeur Général.

Le Président et le ou les Vice-Présidents sont révocables à tout moment par le Conseil d'Administration. Ils sont également rééligibles.

Le Conseil peut nommer un secrétaire qui peut être choisi en dehors des actionnaires et de ses membres.

Art. 13
Direction Générale

Modalités d'exercice

Conformément à la loi, la Direction Générale de la Société est assumée sous sa responsabilité, soit par le Président du Conseil d'Administration, soit par une autre personne physique, administrateur ou non, nommée par le Conseil d'Administration et qui prend le titre de directeur général.

Le choix entre ces deux modalités d'exercice de la Direction Générale est effectué par le Conseil d'Administration. La délibération du Conseil d'Administration relative au choix de la modalité d'exercice de la Direction Générale est prise dans les conditions de quorum et de majorité visées à l'article 14 des présents statuts. Le choix du Conseil d'Administration est porté à la connaissance des actionnaires et des tiers dans les conditions prévues par la réglementation en vigueur.

L'option retenue par le Conseil d'Administration reste valable jusqu'à décision contraire de sa part.

Le Conseil d'Administration examinera, en tant que de besoin, le maintien de la formule choisie à chaque fois que le mandat du Président du Conseil d'Administration ou du directeur général viendra à renouvellement.

Directeur général

Lorsque la Direction Générale de la Société est assumée par le Président du Conseil d'Administration, les dispositions qui suivent, relatives au Directeur Général, lui sont applicables.

Le Conseil d'Administration fixe la durée du mandat et détermine la rémunération du directeur général.

Nul ne peut être nommé Directeur Général s'il a dépassé l'âge de 63 ans. Lorsqu'en cours de mandat, cette limite d'âge aura été atteinte, les fonctions du Directeur Général prendront fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice au cours duquel le Directeur Général aura atteint l'âge de 63 ans.
Le Directeur Général est révocable à tout moment par le Conseil d'Administration. La révocation du Directeur Général non Président peut donner lieu à des dommages et intérêts si elle est décidée sans juste motif.

Le Directeur Général est toujours rééligible.

Pouvoirs du Directeur Général

Le Directeur Général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la Société. Le Directeur Général exerce ses pouvoirs dans la limite de l'objet social, des présents statuts et sous réserve des pouvoirs expressément attribués par la loi aux Assemblées Générales et au Conseil d'Administration.

Il appartiendra au Conseil d'Administration de définir les décisions du Directeur Général pour lesquelles l'accord préalable du Conseil d'Administration sera requis. L'accord préalable du Conseil d'Administration devra notamment être obtenu en cas d'opérations externes d'acquisitions ou de cessions de participations ou d'actifs, ainsi qu'en cas d'engagements d'investissement, dans chacun de ces cas dans les conditions et au-delà de montants correspondant à une gestion efficace de la Société fixés par le Conseil d'Administration. Il devra également être obtenu en cas d'opérations de financement d'un montant susceptible de modifier substantiellement la structure financière de la Société ainsi que pour toute décision de nature à modifier substantiellement les orientations stratégiques de l'entreprise déterminées par le Conseil d'Administration.

Directeurs généraux délégués

Sur proposition du Directeur Général, que cette fonction soit assurée par le Président du Conseil d'Administration ou par une autre personne, le Conseil d'Administration peut nommer une ou plusieurs personnes physiques chargées d'assister le Directeur Général avec le titre de directeurs généraux délégués.

Le nombre maximum de directeurs généraux délégués est fixé à 3.

En accord avec le Directeur Général, le Conseil d'Administration détermine l'étendue et la durée des pouvoirs accordés aux directeurs généraux délégués et fixe leur rémunération.

A l'égard des tiers, le Directeur Général Délégué ou les directeurs généraux délégués disposent des mêmes pouvoirs que le Directeur Général.

En cas de cessation des fonctions ou d'empêchement du directeur général, les directeurs généraux délégués conservent, sauf décision contraire du Conseil d'Administration, leurs fonctions et leurs attributions jusqu'à la nomination d'un nouveau Directeur Général.

Les directeurs généraux délégués sont révocables par le Conseil d'Administration, sur proposition du Directeur Général, à tout moment. Ils sont soumis à la limite d'âge légale.

Les directeurs généraux délégués sont rééligibles.

Art. 14
Réunions et délibérations du Conseil d'Administration

Le Conseil d'Administration se réunit aussi souvent que l'intérêt de la Société l'exige, sur convocation du Président ou en cas d'empêchement de ce dernier, sur convocation du plus âgé des Vice-Présidents si un ou plusieurs Vice-Présidents ont été nommés, au siège social ou en tout autre lieu indiqué dans la convocation.

L'ordre du jour est arrêté par le Président et peut n'être fixé qu'au moment de la réunion.

Les administrateurs constituant au moins le tiers des membres du Conseil d'Administration peuvent, en indiquant précisément l'ordre du jour de la réunion, demander au Président de convoquer le Conseil si celui-ci ne s'est pas réuni depuis plus de deux mois.

De même, le Directeur Général, lorsqu'il n'exerce pas la présidence du Conseil d'Administration, peut demander au Président de convoquer le Conseil d'Administration sur tout ordre du jour déterminé.

Le Président est lié par les demandes qui lui sont adressées.

En cas d'empêchement ou de carence du Président dans l'exécution des tâches précitées, le Vice-Président le plus âgé, si un ou plusieurs vice-présidents ont été nommés, sera compétent pour procéder à la convocation du Conseil et fixer l'ordre du jour de la réunion à la demande du tiers au moins des membres du Conseil d'Administration ou du Directeur Général selon le cas. En l'absence de Vice-Président, le tiers au moins des membres du Conseil d'Administration ou le Directeur Général, selon le cas, seront compétents pour procéder à la convocation du Conseil et fixer l'ordre du jour de la réunion.

Les convocations sont faites par tout moyen même verbalement.

Le Conseil d'Administration ne délibère valablement que si la moitié des administrateurs sont présents.

Les décisions du Conseil d'Administration sont prises à la majorité simple des membres présents ou représentés. En cas de partage, la voix du Président est prépondérante.

Le Conseil d'Administration se dotera d'un règlement intérieur qu'il pourra modifier sur sa simple décision.

Le Conseil d'Administration pourra prévoir dans son règlement intérieur que seront réputés présents, pour le calcul du quorum et de la majorité, les membres du Conseil d'Administration qui participent à la réunion du Conseil par des moyens de visioconférence ou de télécommunication dans les conditions prévues par la réglementation en vigueur, pour toutes les décisions où la loi n'exclut pas cette possibilité.

Art. 15
Pouvoirs du Conseil d'Administration

Le Conseil d'Administration détermine les orientations de l'activité de la Société et veille à leur mise en œuvre.

Sous réserve des pouvoirs que la loi et les présents statuts attribuent expressément aux assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la Société et règle par ses délibérations les affaires qui la concernent.

Il procède aux contrôles et vérifications qu'il juge opportuns.

Le Conseil procède à l'émission d'obligations sur délégation de l'Assemblée Générale Ordinaire.

Il peut procéder à la création en son sein de comités chargés d'étudier les questions que le Conseil d'Administration ou son Président lui soumet. Le Conseil fixe la composition et les attributions des comités qui exercent leurs activités sous sa responsabilité.

Les questions relatives à la performance, à la rémunération et, le cas échéant, à la reconduction du mandat du Président-Directeur Général ou du Directeur Général feront l'objet de délibérations du Conseil d'Administration en tant que de besoin, et au moins une fois par an, après examen par le(s) comité(s) du Conseil d'Administration chargé(s) des questions de nomination et de rémunération.

Art. 16
Rémunération

L'Assemblée Générale Ordinaire peut allouer aux membres du Conseil d'Administration, en rémunération de leur activité, une somme fixe annuelle à titre de jetons de présence. Le Conseil d'Administration répartit librement entre ses membres les sommes globales allouées. Il peut notamment allouer aux administrateurs membres de comités créés en son sein une part supérieure à celle des autres administrateurs.

Il peut être alloué par le Conseil des rémunérations exceptionnelles pour les missions ou mandats confiés à des membres de ce Conseil.

TITRE IV

Commissaires aux Comptes

Art. 17
Contrôle de la Société

L'Assemblée Générale Ordinaire des actionnaires nomme pour la durée, dans les conditions et avec les missions fixées par la loi, les commissaires aux comptes titulaires et suppléants.

TITRE V

Assemblées Générales

Art. 18
Tenue des Assemblées Générales

L'Assemblée Générale se compose de tous les actionnaires, quel que soit le nombre de leurs actions, pourvu qu'elles soient libérées des versements exigibles et ne soient pas privées du droit de vote.

Il est justifié du droit de participer aux Assemblées Générales de la Société par l'enregistrement comptable des actions au nom de l'actionnaire ou de l'intermédiaire inscrit pour son compte (dans les conditions prévues par la loi) au troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris :

- pour les actionnaires nominatifs : dans les comptes-titres nominatifs tenus par la Société,
- pour les actionnaires au porteur : dans les comptes-titres au porteur tenus par l'intermédiaire habilité, dans les conditions prévues par la réglementation en vigueur.

Les propriétaires d'actions nominatives ou au porteur devront en outre, trois jours au moins avant la réunion, avoir déposé une formule de procuration ou de vote par correspondance, ou le document unique en tenant lieu, ou, si le Conseil d'Administration en a ainsi décidé, une demande de carte d'admission. Toutefois, le Conseil d'Administration aura toujours, s'il le juge convenable, la faculté d'abréger ce délai. Il aura aussi la faculté d'autoriser l'envoi par télétransmission (y compris par voie électronique) à la Société des formules de procuration et de vote par correspondance dans les conditions légales et réglementaires en vigueur.

Lorsqu'il y est fait recours, la signature électronique peut prendre la forme d'un procédé répondant aux conditions définies à la première phrase du second alinéa de l'article 1316-4 du Code civil.

L'Assemblée Générale, régulièrement constituée, représente l'universalité des actionnaires.

Les Assemblées Générales Ordinaires et Extraordinaires, et le cas échéant les Assemblées Spéciales sont convoquées, se réunissent et délibèrent dans les conditions prévues par la loi et les présents statuts.

Les réunions auront lieu au siège social ou en tout autre lieu défini par l'auteur de la convocation, même en dehors du siège social ou du département du siège social.

Les Assemblées sont présidées par le Président du Conseil d'Administration ou, en son absence, par le Vice-Président ou le plus âgé des Vice-Présidents du Conseil d'Administration si un ou plusieurs Vice-Présidents ont été nommés ou par un administrateur spécialement délégué à cet effet par le Conseil dans le cas contraire. En cas d'empêchement du ou des Vice-Présidents lorsqu'il en a été nommé ou si le Conseil n'a pas délégué un administrateur, l'Assemblée élit elle-même son Président.

Sont scrutateurs de l'Assemblée Générale, les deux membres de ladite Assemblée disposant du plus grand nombre de voix et acceptant cette fonction. Le bureau de l'Assemblée en désigne le secrétaire qui peut être choisi en dehors des actionnaires.

En cas de convocation par un commissaire aux comptes ou par un mandataire de justice, l'Assemblée est présidée par l'auteur de la convocation.

Sur décision du Conseil d'Administration publiée dans l'avis de réunion ou dans l'avis de convocation de recourir à de tels moyens de télécommunications, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à l'Assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification dans les conditions prévues par la réglementation en vigueur.

Art 19
Pouvoir des Assemblées Générales

Les Assemblées Générales Ordinaires et Extraordinaires, et le cas échéant les assemblées spéciales, ont les pouvoirs définis par la loi et les présents statuts.

L'Assemblée Générale Ordinaire décide ou autorise les émissions d'obligations simples assorties le cas échéant de sûretés particulières conformément à la réglementation en vigueur et habilite le Président à conférer lesdites sûretés ; elle peut déléguer au Conseil d'Administration la compétence et les pouvoirs nécessaires pour procéder à ces émissions d'obligations, en une ou plusieurs fois, dans le délai qu'elle détermine et pour en arrêter les modalités. Les garanties constituées postérieurement à l'émission des obligations sont conférées par le Président du Conseil d'Administration sur autorisation du Conseil d'Administration.

TITRE VI

Inventaire - Fonds de réserve - Répartition des bénéfices

Art. 20
Exercice social

L'exercice social commence le 1er janvier et finit le 31 décembre.

Art. 21
Inventaire, répartition des bénéfices

Les produits nets de la Société, constatés par l'inventaire annuel, déduction faite des frais généraux et autres charges de la Société y compris tous amortissements et provisions, constituent le bénéfice net.

Sur ce bénéfice, diminué, le cas échéant, des pertes antérieures, il est fait en premier lieu un prélèvement de 5% au moins pour constituer le fonds de réserve prescrit par la loi. Ce prélèvement cesse d'être obligatoire lorsque le fonds de réserve a atteint une somme égale au dixième du capital social ; il reprend son cours si la réserve vient à être entamée.
Le bénéfice distribuable est constitué par le bénéfice de l'exercice, diminué des pertes antérieures, ainsi que des sommes à porter en réserve en application de la loi, et augmenté du report bénéficiaire.

Sur ce bénéfice, il est prélevé la somme nécessaire pour payer aux actionnaires, à titre de premier dividende, 5% des sommes dont leurs actions sont libérées et non amorties et 5% des sommes provenant de primes sur actions émises en numéraire et figurant à un compte "primes d'émission" sans que, si les bénéfices d'une année ne permettent pas ce paiement, les actionnaires puissent le réclamer sur les bénéfices des années subséquentes.

Sur l'excédent disponible, l'Assemblée Générale peut affecter telle portion dudit bénéfice distribuable qu'elle avisera à la constitution de fonds de prévoyance et de réserves générales ou spéciales, sous quelque dénomination que ce soit ou même simplement comme report à nouveau.

Le solde constitue une masse qui est destinée à la répartition du second dividende et de la somme prévisionnellement nécessaire pour attribuer aux actions nominatives remplissant les conditions ci-après la majoration de 10%.

Depuis le 1er janvier 1996, les actions inscrites au 31 décembre de chaque année sous la forme nominative depuis au moins deux ans, et qui le restent jusqu'à la date de mise en paiement du dividende, donnent le droit à leurs titulaires de percevoir un dividende par action majoré de 10%, arrondi si nécessaire au centime inférieur, par rapport au dividende par action distribué au titre des autres actions, pour autant que le dividende par action avant majoration soit au moins égal au dividende par action avant majoration distribué l'année précédente ajusté pour tenir compte de la variation du nombre d'actions d'une année sur l'autre résultant d'une augmentation de capital par incorporation de primes, réserves ou bénéfices ou d'une division des actions.

Au cas où, à compter du 1er janvier 1996, le Conseil d'Administration, sur autorisation de l'Assemblée Générale, déciderait d'une augmentation de capital par incorporation de réserves, de bénéfices ou de primes, les actions inscrites sous la forme nominative depuis au moins deux ans à la date de début des opérations d'attribution donneront droit à leurs titulaires à une attribution d'actions majorée de 10% par rapport à celle effectuée au bénéfice des autres actions et selon les mêmes modalités.

Les actions nouvelles ainsi créées seront assimilées, pour le calcul des droits au dividende majoré et aux attributions majorées, aux actions anciennes dont elles sont issues.

Les majorations définies dans chacun des deux alinéas précédents pourront être modifiées ou supprimées par simple décision de l'Assemblée Générale Extraordinaire selon les modalités que celle-ci déterminera.

En application de la loi, le nombre de titres éligibles à ces majorations ne peut excéder, pour un même actionnaire, 0,5% du capital de la Société.

L'Assemblée Générale statuant sur les comptes de l'exercice a la faculté d'accorder à chaque actionnaire, pour tout ou partie du dividende mis en distribution ou des acomptes sur dividendes, une option entre le paiement du dividende ou des acomptes sur dividendes en numéraire ou en actions.

TITRE VII

Liquidation

Art. 22
Liquidation

A l'expiration de la Société ou en cas de dissolution anticipée, l'Assemblée Générale règle dans les conditions prévues par la loi le mode de liquidation. Elle nomme un ou plusieurs liquidateurs dont elle détermine les pouvoirs.

Les liquidateurs peuvent, en vertu d'une décision de l'Assemblée Générale, faire l'apport à une autre société ou la cession à une société ou à toute autre personne, de tout ou partie des biens, droits et obligations de la société dissoute.

L'Assemblée Générale régulièrement constituée conserve pendant la liquidation les mêmes attributions que durant le cours de la Société ; elle a notamment le pouvoir d'approuver les comptes de la liquidation et de donner quitus.

Après le règlement des engagements de la Société, le produit net de la liquidation est employé d'abord à l'amortissement complet des actions, le surplus est ensuite réparti également entre elles.

TITRE VIII

Contestations

Art. 23
Contestations

Toutes contestations qui peuvent s'élever pendant le cours de la Société ou de sa liquidation, soit entre les actionnaires et la Société, soit entre les actionnaires eux-mêmes, au sujet des affaires sociales, sont jugées conformément à la loi et sont soumises à la juridiction des tribunaux compétents.

A cet effet, en cas de contestations, tout actionnaire doit faire élection de domicile à Paris et toutes assignations et significations sont régulièrement données à ce domicile.

A défaut d'élection de domicile, les assignations et significations sont valablement faites au Parquet de M. le Procureur de la République près le Tribunal de Grande Instance de Paris.

Petites affiches
LA LOI
ARCHIVES COMMERCIALES
Le Quotidien Juridique
397e année - N°38
21 février 2008
Édition quotidienne des Journaux Judiciaires Associés : Petites affiches • Le Quotidien Juridique • La Loi - Archives Commerciales de la France

ANNONCES JUDICIAIRES ET LÉGALES

SOMMAIRE

2e cahier

DÉPÔT DES ANNONCES

Les annonces seront reçues du lundi au jeudi jusqu'à 17 heures pour publication le lendemain et le vendredi jusqu'à 17 heures pour publication le lundi.

Ce calendrier est seulement donné à titre indicatif. Nous nous réservons le droit de modifier cet usage en cas de besoin, notamment pour les jours fériés, au plus tard 24 heures avant l'échéance annoncée.

AVIS IMPORTANT

Par arrêté de : 1° M le Préfet de Paris, du 17 décembre 2007, 2° M. le Préfet des Hauts-de-Seine, du 17 décembre 2007 ; 3° M. le Préfet de la Seine-Saint-Denis, du 28 décembre 2007 ; 4° M. le Préfet du Val-de-Marne du 17 décembre 2007.

Les journaux LES PETITES-AFFICHES — LE QUOTIDIEN JURIDIQUE — LA LOI — ARCHIVES COMMERCIALES DE LA FRANCE

ont été désignés comme publicateurs officiels pour recevoir, en 2008, dans les départements de Paris, des Hauts-de Seine, de la Seine-Saint-Denis et du Val-de-Marne, toutes annonces judiciaires et légales en matière de procédure civile et de commerce, ainsi que des actes de sociétés.

N.B. — L'administration décline toute responsabilité quant à la teneur des annonces légales.

TARIF DES ANNONCES LÉGALES

75 : 4,98 € la ligne + T.V.A., 92 : 4,98 € la ligne + T.V.A.
93 : 4,98 € la ligne + T.V.A. et 94 : 4,92 € la ligne + T.V.A.

Présentation typographique fixée par les arrêtés préfectoraux

Surfaces consacrées aux titres, sous-titres, filets, paragraphes, alinéas.

Filet : chaque annonce est séparée de la précédente et de la suivante par un filet 1/4 gras. L'espace blanc compris entre le filet et le début de l'annonce sera l'équivalent d'une ligne de corps 6 points Didot, soit 2,256 mm. Le même principe régira le blanc situé entre la dernière ligne de l'annonce et le filet séparatif. L'ensemble du sous-titre est séparé du titre et du corps de l'annonce par des filets maigres centrés. Le blanc placé avant et après le filet sera égal à une ligne de corps 6 points Didot, soit 2,256 mm.

Titres : chacune des lignes constituant le titre principal de l'annonce sera composée en capitales (ou majuscules grasses) ; elle sera l'équivalent de deux lignes de corps 6 points Didot, soit arrondi à 4,5 mm. Les blancs d'interlignes séparant les lignes de titres n'excéderont pas l'équivalent d'une ligne de corps 6 points Didot, soit 2,256 mm.

Sous-titres : chacune des lignes constituant le sous-titre de l'annonce sera composée en bas-de-casse (minuscules grasses) ; elle sera l'équivalent d'une ligne de corps 9 points Didot, soit arrondi à 3,40 mm. Les blancs d'interlignes séparant les différentes lignes du sous-titre seront équivalents à 4 points soit 1,50 mm.

Paragraphes et alinéas : le blanc séparatif nécessaire afin de marquer le début d'un paragraphe ou d'un alinéa sera l'équivalent d'une ligne de corps 6 points Didot, soit 2,256 mm.

Ces définitions typographiques ont été calculées pour une composition effectuée en corps 6 points Didot. Dans l'éventualité où l'éditeur retiendrait un corps supérieur, il conviendrait de respecter le rapport entre les blancs et le corps choisi.

ADJUDICATIONS

007452 - Petites-Affiches

JEAN-LOUIS MORLOT

Courtier de Marchandises Assermenté près la Cour d'Appel de Paris
12/14, passage Bullourde
75011 PARIS
Tél. 01.55.25.68.68
Fax 01.55.25.68.69
e-mail ema.morlot@orange.fr

VENTE AUX ENCHERES PUBLIQUES

1) à la requête de l'Administration des Douanes (D.N.R.E.D.)

2) à la RECETTE REGIONALE DES DOUANES DE PARIS

3) en vertu des articles L. 642-19 du Code de Commerce après L.-J. des filles pas comme les autres, Vicente SAS LG PHILIPS DISPLAYS FRANCE et autres

VENDREDI 7 MARS 2008 à 14 h 30
à la BOURSE DE COMMERCE DE PARIS
2, rue de Viarmes
75001 PARIS

96.800
ARTICLES CONFECTIONNES
pour Dames :
MANTEAUX LONGS, COURTS
PANTALONS, JUPES
COUPE-VENT, VESTES BLOUSONS, etc.

18.880
TEE-SHIRTS, SWEAT-SHIRTS
BLOUSONS, JEAN'S
Marques diverses
6.700 PULL-OVERS, DEBARDEURS
GILETS, TUNIQUES, CARDIGANS
CACHE-CŒUR, ROBES, VESTES
majorité " été "
4.000 paires CHAUSSURES
pour Homme et Femme, partie cuir
modèles divers : été, cérémonie, etc.
& Baskets
SACS A MAIN SYNTHETIQUE
3 ROBOTS A.B.B. ROBOTICS
type 1FK6083-6AZ21 9ZZ9-Z801
véhicule JEEP CHEROKEE
(année 1990)
immatriculé : LT8786 M
camionnette MERCEDES (année 1998)
immatriculée 4825 XT 51
(pour pièces détachées)
camion MAN modèle LE 180P
(année 2001) immatriculé : FJP

Catalogue détaillé sur demande au Bureau du Courtier Assermenté et à la DNRED 18/22, rue de Charonne, 75011 PARIS

http ://www.douane.gouv.fr (rubrique : ventes en douane)

Lieux et date d'Exposition des Marchandises :
vendredi 7 mars 2008 de 9 h 30 à 12 h

1 - pour les stocks ARTICLES CONFECTIONNES et les véhicules CHEROKEE et MERCEDES, chez SHURGARD SELF STOCKAGE : 10, rue des Alouettes, à THAIS (94320)

2 - pour le Camion MAN : dans les entrepôts de la Recette Régionale des Douanes de Paris, 1, bd Ney, 75018 PARIS

3 - pour les chaussures : 28, rue Meslay, 75003 PARIS

4 - pour les 3 Robots : chez Transports DELAUNAY, à DREUX (28100) - Rue des Livraindrières - Z.I. Nord

PARIS - PARIS -

SOCIÉTÉS

CONSTITUTIONS

801058 - Petites-Affiches

Aux termes d'un acte sous seing privé en date du 20/02/2008 il a été constitué une société présentant les caractéristiques suivantes :

Dénomination :

RLAR

Forme : Société à responsabilité limitée.

Siège social : 2, avenue Hoche, 75008 PARIS.

Objet : Acquisition, exploitation directe, vente de tous biens mobiliers ou immobiliers, de tous matériels de transport terrestre, aérien fluvial ou maritime et tous droits incorporels ou sociaux.

Duree : 99 années.

Capital : 10.000 €.

Gérant : Mme Patricia POUTZ demeurant 6, rue de la Couronne, 78350 LES LOGES-EN-JOSAS.

La société sera immatriculée au R.C.S. de Paris.

La gérance.

801029 - Petites-Affiches

Aux termes d'un acte sous seing privé en date du 20/02/2008 il a été constitué une société présentant les caractéristiques suivantes :

Dénomination :

B&B ENTREPRISE MODERNE

Forme : Société à responsabilité limitée.

Siège social : 89, rue Damrémont, 75018 PARIS.

Objet : Edition et production musicale, spectacles, conseil.

Duree : 99 années.

Capital : 2.000 €.

Gérant : M. Pascal BOURDETTE demeurant 89, Rue Damrémont, 75018 PARIS.

La société sera immatriculée au R.C.S. de Paris.

L'associé unique.

402841 - La Loi

Aux termes d'un acte sous seing privé en date du 15 février 2008, il a été constitué une société dont les caractéristiques sont les suivantes :

Dénomination sociale :

METANALYTICS

Capital social : 5.000 Euros.

Forme : SARL.

Siège social : 61, rue Pascal, 75013 PARIS.

Objet social : Réalisation de prestations intellectuelles dans les services en ingénierie informatique, et le conseil.

Durée : 10 ANS.

Gérance : M. Simon MORILLO, 61, rue Pascal, 75013 PARIS.

La société sera immatriculée au R.C.S de PARIS.

Pour avis.

007493 - Petites-Affiches

Par acte S.S.P. du 20/02/08 a été constituée une Société à Responsabilité limitée dont les caractéristiques sont :

Dénomination :

TROLLO

Siège social : 16, Rue du Pot-de-Fer, 75005 PARIS.

Durée : 99 ans.

Capital social : 7.500 € (apport en numéraire).

Objet : L'exploitation de tous fonds de commerce de bar, brasserie, restauration, sur place ou à emporter.

Gérant : M. Paulo DOS REIS, demeurant 131 Bis, Rue de Vaugirard, 75015 PARIS, et ce, pour une durée non limitée.

La Société sera immatriculée au R.C.S. de Paris.

302223 - Le Quotidien Juridique

Suivant acte sous seing privé en date du 20/11/07, il a été constitué une société présentant les caractéristiques suivantes :

Forme : Société à responsabilité limitée.

Dénomination sociale :

SNACK DU CHATELET

Objet social : L'exploitation de tous fonds de commerce de restaurant, vente à emporter, snack, traiteur.

Siège social : 13, rue Saint-Denis, 75001 PARIS.

Capital social : 10.000 euros.

Gérance : M. Anouar Essadat GUERIDA, demeurant 8 bis, Allée des Coudriers, 93340 Le Raincy.

La société sera immatriculée au R.C.S. de Paris.

801025 - Petites-Affiches

RECTIFICATIF à l'annonce n° 800753 parue le 19/02/2008 dans **les Petites Affiches** relatif à la société **FBS COORPORATION. Mention rectificative : capital social : 1.500 € fixe.**

TRANSFORMATIONS

007366 - Petites-Affiches

FIDEAC

Société anonyme
au capital de 100.000 €
Siège social :
140, boulevard Haussmann
75008 PARIS
407 915 495 R.C.S. Paris

Transformation SA en SAS

1. Suivant délibération en date du 7 janvier 2008, les actionnaires de la société FIDEAC, statuant aux conditions de majorité prévues par l'article L. 227-3 du Code de Commerce, ont décidé la transformation de la société en société par actions simplifiée à compter du même jour, sans création d'une personne morale nouvelle, et ont adopté le texte des statuts qui régiront désormais la société.

2. L'objet social, la durée de la société, sa dénomination sociale, le siège social, les dates de clôture et de fermeture de son exercice social sont inchangés.

3. Cette transformation entraîne la publication des mentions suivantes :

Administration

I - Sous sa forme anonyme, la société était administrée et dirigée par :

— **Administrateurs :**

Monsieur Jean MARIE, demeurant 190, boulevard de Montmorency à DEUIL-LA-BARRE (95170) ;

La société JP Audit, représentée par Monsieur Jean-Paul NOURY, domiciliée 140, boulevard Haussmann à PARIS (8e arrondissement) ;

La Société SOFIDEM, représentée par Monsieur Joël BOISGONTIER, domiciliée Parc d'activités Les Morandières, Rue Jean-Baptiste-Lamarck à CHANGE (53810) ;

— **Président du conseil d'administration :** Monsieur Jean MARIE.

II - Sous sa nouvelle forme de société par actions simplifiée, la société est administrée par :

Président : Monsieur Jean MARIE, demeurant 190, boulevard de Montmorency à DEUIL-LA-BARRE (95170).

Commissaire aux comptes

Les commissaires aux comptes ont été confirmés dans leurs fonctions :

— **Commissaire aux comptes titulaire :** Le cabinet FIDEA Les Herbiers, domicilié aux Herbiers (85500), 3, rue de la Filandière ;

— **Commissaire aux comptes suppléant :** Monsieur Louis-Marie CHIRON, domicilié aux Herbiers (85500), 3, rue de la Filandière.

Pour avis, le Président.

MODIFICATIONS

007475 - Petites-Affiches

PARIS LEVALLOIS

Société anonyme
au capital de 722.490 €
Siège social :
82, avenue Georges-Lafont
75016 PARIS
388 591 315 R.C.S Paris

Suivant procès-verbal d'assemblée générale mixte du 7 août 2007, il a été décidé :

— d'augmenter le capital social d'un montant en numéraire de 253.845 euros, pour le porter à la somme de 976.335 euros, par l'émission de 16.923 actions nouvelles au nominal de 15 euros chacune. Ces actions nouvelles seront émises au prix unitaire de 26 euros, soit avec une prime d'émission de 11 euros par action.

En conséquence, l'article 6 des statuts a été modifié comme suit : le capital social est fixé à la somme de 976.335 euros, divisé en 65.089 actions de 15 euros chacune,

— de modifier l'article " 2 " l'objet social des statuts, qui sera désormais rédigé comme suit : la gestion et l'animation d'activités sportives donnant lieu à l'organisation de manifestations sportives payantes et à versement de rémunérations dans la discipline du basketball, en vue de favoriser la promotion de ces activités tant à Paris, Levallois-Perret et en région Ile-de-France qu'au niveau national et international, et d'assurer leur développement, au moyen notamment de la participation d'équipes aux compétitions officielles...,

— de nommer en qualité d'administrateurs, Messieurs Francis FLAMME, demeurant 11, rue de la Fraternité, 95350 SAINT-BRICE-SOUS-FORET, Jean-François ROUZIES, demeurant 46, rue Pasteur, 92400 COURBEVOIE, Yvon PICARD, demeurant 5, rue du Professeur-Esclangon, 93100 MONTREUIL, et Jean-Luc SENCKEISEN, demeurant 5, rue Jacques-de-Rome, 78480 VERNEUIL-SUR-SEINE.

Et de nommer en qualité de **Cocommissaire aux comptes Titulaire :** La Société FNP, dont le siège est fixé au 87, rue Voltaire, 92800 PUTEAUX, immatriculée au R.C.S. de NANTERRE sous le n° B 390 128 874, et de **Cocommissaire aux comptes suppléant :** Monsieur Frédéric LELOUCH, demeurant au 87, rue Voltaire, 92800 PUTEAUX.

Le procès-verbal du Conseil d'administration du 14 novembre 2007, a constaté la réalisation définitive de l'augmentation de capital de la société, décidée par l'assemblée générale mixte du 7 août 2007.

Mention en sera portée au R.C.S. de PARIS.

007449 - Petites-Affiches

LA TAILLANDERIE

Société civile
au capital de 762 €
Siège social :
14, rue des Taillandiers
75011 PARIS
Transféré au :
39, rue Chanzy
75011 PARIS
440 091 536 R.C.S. Paris

Aux termes d'une délibération en date du 15 janvier 2008, l'Assemblée Générale Extraordinaire a décidé de transférer le siège social du 14, rue des Taillandiers 75011 PARIS au **39, rue Chanzy 75011 PARIS**, à compter de ce jour, et de modifier en conséquence l'article 4 des statuts.

Modification sera faite au Greffe du Tribunal de commerce de Paris.

Pour avis, La Gérance.

007396 - Petites-Affiches

L'AIR LIQUIDE

Société anonyme
pour l'Etude et l'Exploitation
des Procédés Georges Claude
au capital de 1.313.022.947,50 €
porté à 1.298.066.880 €
Siège social :
75, quai-d'Orsay
75007 PARIS
552 096 281 R.C.S. Paris

AUGMENTATION DE CAPITAL RESULTANT DE LA LEVEE D'OPTIONS ET REDUCTION DU CAPITAL PAR ANNULATION D'ACTIONS :

1°/ Augmentation du capital résultant de la levée d'options :

Le Conseil d'Administration, en sa séance du 14 février 2008, a constaté que, du 3 novembre 2007 au 8 février 2008, 197.065 actions de la société au nominal de 5,50 euros avaient été émises par suite de l'exercice d'options de souscription d'actions.

A la suite de cette augmentation de capital, le nouveau capital de la société, s'élevait à 1.314.106.805 euros, divisés en 238.928.510 actions au nominal de 5,50 euros.

2°/ Réduction du capital par annulation d'actions :

Le Conseil d'Administration, dans sa séance du 14 février 2008, a décidé de réduire le capital social, en faisant usage de l'autorisation donnée par la 8ème résolution de l'Assemblée Générale Mixte du 9 mai 2007, d'un montant de 16.039.925 euros pour le ramener de 1.314.106.805 euros à 1.298.066.880 euros par annulation de 2.916.350 actions acquises en vertu de l'autorisation donnée par l'Assemblée Générale Mixte du 9 mai 2007.

En conséquence, le nouveau capital de la société s'élève à 1.298.066.880 euros divisé en 236.012.160 actions au nominal de 5,50 euros entièrement libérées.

300829 - Le Quotidien Juridique

PROXIMANIA

Société anonyme
au capital de 682.092,30 €
Siège social :
62, avenue des Champs-Elysées
75008 PARIS
478 482 888 R.C.S. Paris

L'assemblée générale extraordinaire du 16 août 2007 a décidé de nommer en qualité de Commissaire aux comptes suppléant Monsieur Philippe NGUYEN TU AI demeurant 120 bis, bld des Etats-Unis 78110 Le Vésinet en remplacement de Monsieur Jean Charles LEGRIS, démissionnaire.

Aux termes d'une délibération du conseil d'administration en date du 23 juillet 2007, agissant sur délégation de l'assemblée générale extraordinaire du 29 décembre 2006, il a été décidé d'augmenter le capital social d'une somme de 3.494,40 € pour le passer à 685.586,70 €.

Le conseil d'administration du 10 septembre 2007 a constaté la réalisation définitive de cette augmentation de capital et la modification corrélative des articles 7 et 8 des statuts.

Aux termes d'une délibération du conseil d'administration du 14 septembre 2007, agissant sur délégation de l'assemblée générale extraordinaire du 29 décembre 2006, il a été décidé d'augmenter le capital social d'une somme de 45.000 € pour le porter à 730.586,70 €. Les articles 7 et 8 des statuts ont été modifiés en conséquence.

L'inscription modificative sera portée au R.C.S. de PARIS.

Pour avis :
LE CONSEIL D'ADMINISTRATION.

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES
(CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

L'AIR LIQUIDE

Société anonyme pour l'Etude et l'Exploitation des Procédés Georges Claude.
Société au capital de 1 313 022 947,50 €.
Siège social : 75, Quai d'Orsay, 75007 Paris.
552 096 281 R.C.S. Paris.

1. – Chiffres d'affaires comparés (Hors Taxes).

(En millions d'euros.)

	Du 1er janvier Au 31décembre 2006	Du 1er janvier Au 31 décembre 2007	Variation (En %)
Gaz et services :			
Premier trimestre	327,9	340,7	3,9%
Deuxième trimestre	340,1	349,9	2,9%
Troisième trimestre	326,1	333,4	2,2%
Quatrième trimestre	352,5	374,2	6,2%
	1 346,6	1 398,2	3,8%
Biens d'équipements :			
Premier trimestre	45,7	49,3	7,9%
Deuxième trimestre	48,9	40,5	-17,2%
Troisième trimestre	50,1	41,1	-18,0%
Quatrième trimestre	58,4	55,9	-4,3%
	203,1	186,8	-8,0%
Ensemble :			
Premier trimestre	373,6	390,0	4,4%
Deuxième trimestre	389,0	390,4	0,4%
Troisième trimestre	376,2	374,5	-0,5%
Quatrième trimestre	410,9	430,1	4,7%
	1 549,7	1 585,0	2,3%

Le chiffre d'affaires total au 31 décembre 2007 est en hausse de 2,3 %
Le chiffre d'affaires Gaz et Services est en hausse de 3,8 %.
Le chiffre d'affaires de l'activité ingénierie et construction, pris à l'achèvement des chantiers, est en baisse de 8,0 %, mais il varie d'un trimestre ou d'une année à l'autre en fonction des dates de facturation.

2. – Annexes.

Chiffre d'affaires par activité.

(En millions d'euros.)

	2006		2007	
	Quatrième trimestre	Cumul 2006	Quatrième trimestre	Cumul 2007
Gaz et Services	2 440,2	9 628,0	2 601,8	9 998,5

Industriel Marchand	1 109,1	4 364,2	1 127,9	4 438,3
Grande Industrie	733,0	2 921,7	798,4	3 024,0
Electronique	211,0	863,6	250,4	944,2
Santé	387,1	1 478,5	425,1	1 592,0
Groupe AL Welding	158,6	562,7	158,3	597,8
Autres activités	83,8	378,0	81,2	373,8
Chimie	50,8	226,2	50,6	226,8
Divers	32,3	149,2	29,8	144,8
Holding	0,7	2,6	0,8	2,2
Ingénierie/Construction	117,7	380,0	390,1	831,1
Total	2 800,3	10 948,7	3 231,4	11 801,2

Chiffre d'affaires par zone géographique.

(En millions d'euros.)

2007 : au 31 décembre	Europe	Amériques	Asie Pacifique	Afrique/ Moyen-Orient	Total
Gaz et Services	5 451,8	2 516,9	1 851,3	178,5	9 998,5
Groupe AL Welding	597,8				597,8
Autres activités	296,8	71,6	5,4		373,8
S/total hors Ingénierie/Construction	6 346,4	2 588,5	1 856,7	178,5	10 970,1
Ingénierie/Construction	539,0	182,8	109,3		831,1
Total	6 885,4	2 771,3	1 966,0	178,5	11 801,2

2006 : au 31 décembre	Europe	Amériques	Asie Pacifique	Afrique/ Moyen-Orient	Total
Gaz et Services	5 171,2	2 568,3	1 715,0	173,5	9 628,0
Groupe AL Welding	562,7				562,7
Autres activités	302,5	69,7	5,8		378,0
Sous-total hors Ingénierie/Construction	6 036,4	2 638,0	1 720,8	173,5	10 568,7
Ingénierie/Construction	172,7	55,2	131,7	20,4	380,0
Total	6 209,1	2 693,2	1 852,5	193,9	10 948,7

Les comptes consolidés annuels feront l'objet d'un communiqué de presse le 15 février 2008. Les commentaires détaillés sur le chiffre d'affaires consolidé seront publiés au *Bulletin des Annonces légales obligatoires* (B.A.L.O.) en avril 2008.

0800562

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT CHAYER Diane Une des personnes liée à Monsieur Pierre DUFOUR, Directeur Général Délégué d'Air Liquide
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☒ Cession .... ☐ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 20/02/2008
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 93,81 €
8. MONTANT DE L'OPÉRATION 9.381 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65



informations

Paris, February 8, 2008

FREE TRANSLATION OF DECLARATION TO AMF ON NUMBER OF SHARES & VOTING RIGHTS

Declaration Date:	01/31/2008
Total Number of Shares:	238.925.612
Total number of Voting Rights:	238.925.612
Reason for variation:	Exercise of options
Date:	01/31/2008
Previous Declaration:	12/31/2007
Total Number of Shares:	238. 844.710
Total Number of Voting Rights:	238. 844.710

****

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**, The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ **+ 33 (0)1 40 62 54 42**

Investor Relations
Virginia JEANSON ☎ **+ 33 (0)1 40 62 57 50**

www.airliquide.com

FILE NO. 82-5224

AMF

FORMULAIRE DE DÉCLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tél. : 01 53 45 62 48 / 77 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ......BURAY Geneviève...
  - Tel : ...01 40 62 52 63............ Fax : ...01 40 62 54 65. Email : genevieve.buray@airliquide.com

- **Société déclarante :**
  - Dénomination sociale : ....L'AIR LIQUIDE..
  - Adresse du siège social : ......75 Quai d'Orsay – 75007 PARIS...
  - Marché Réglementé (Eurolist) :

  ☑ *Compartiment A* ☐ *Compartiment B* ☐ *Compartiment C*

1. **Nombre total d'actions composant le capital de la société déclarante : ....238.925.612....................**

2. **Nombre total de droits de vote de la société déclarante incluant les droits de vote suspendus (droits de vote bruts ou théoriques) : ....238.925.612..................................**

   (comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

   - Origine de la variation : ......Levée d'options ....
   - Date à laquelle cette variation a été constatée : ...31/01/2008...

   Lors de la précédente déclaration en date du 9/01/2008

   - le nombre total d'actions était égal à ......238.844.710...
   - le nombre total de droits de vote était égal à ...238.844.710...

3. **Nombre total de droits de vote de la société déclarante hors droits de vote suspendus (droits de vote nets ou exerçables) :**...

   (Les sociétés peuvent publier le nombre total de droits de vote sur la base de l'ensemble des actions auxquelles sont attachées des droits de vote effectivement exerçables ; il s'agit d'une information facultative).

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**

  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

  ☑ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris le 8 février 2008
Signature :
Bernard GIROUX
Direction du Service Actionnaires

NOTICES


NYSE Euronext

CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation **L'AIR LIQUIDE**
PLACE:	Paris
AVIS N° :	PAR_20080214_00639_EUR
DATE:	14/02/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 1.000 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 18/02/2008.

Ancien nombre de titres en circulation:	238.927.510
Nombre de titres à admettre:	1.000
Nouveau nombre de titres en circulation:	238.928.510
Origine:	Levée d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares **L'AIR LIQUIDE**
LOCATION:	Paris
NOTICE:	PAR_20080214_00639_EUR
DATE:	14/02/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

1.000 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 18/02/2008:

Old number of outstanding shares:	238.927.510
Number of shares to be listed:	1.000
New number of outstanding shares:	238.928.510
Reason:	Exercise of option

FILE NO. 82-5224

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation **L'AIR LIQUIDE**
PLACE:	Paris
AVIS N° :	PAR_20080212_00596_EUR
DATE:	12/02/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 1.898 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 14/02/2008.

Ancien nombre de titres en circulation:	238.925.612
Nombre de titres à admettre:	1.898
Nouveau nombre de titres en circulation:	238.927.510
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares **L'AIR LIQUIDE**
LOCATION:	Paris
NOTICE:	PAR_20080212_00596_EUR
DATE:	12/02/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

1.898 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 14/02/2008:

Old number of outstanding shares:	238.925.612
Number of shares to be listed:	1.898
New number of outstanding shares:	238.927.510
Reason:	Exercise of option

FILE NO. 82-5224

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20080208_00547_EUR
DATE:	08/02/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 12.532 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 12/02/2008.

Ancien nombre de titres en circulation:	238.913.080
Nombre de titres à admettre:	12.532
Nouveau nombre de titres en circulation:	238.925.612
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20080208_00547_EUR
DATE:	08/02/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

12.532 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 12/02/2008:

Old number of outstanding shares:	238.913.080
Number of shares to be listed:	12.532
New number of outstanding shares:	238.925.612
Reason:	Exercise of option

FILE NO. 82-5224

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****



AIR LIQUIDE

Paris, February 21, 2008

Air Liquide Electronics 2007 awards for Electronic Specialty Gases

Contacts :

Corporate Communication
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics
Caroline La
+ 886 2 6617 8963

Air Liquide Electronics

With **3,000 employees** and **€944 million** revenue in 2007, Air Liquide Electronics has activities in **ultra-pure** and **specialty gases**, **new molecules**, **related equipment** and **customized services**.

The Electronics division management is based in Tokyo to enhance its proximity to the booming semiconductor market in Asia.

Constant technology breakthroughs, and increasing pressure on cost control have made the **electronics industry one of the most competitive industrial sectors**. These industries - semiconductor, flat panel and photovoltaic - have extremely stringent requirements for **ultra-high purity**, **reliability** and **competitiveness**.

Air Liquide Electronics Supplier Management Program ensures that these demanding criteria are respected, with regular quality and safety audits, continuous gathering and analyzing of statistical process control data and extreme attention to safety and reliability. This year's awards acknowledge suppliers whose contributions consistently deliver excellent service, value, and continuously improve quality and productivity.

Air Liquide Electronics is pleased to honor its **best 2007 ESG raw materials suppliers**:

- **Best New Supplier: Linggas Ltd (China)**
- **Consistent Quality: REC Group (Norway)**
- **Most Competitive supplier: Ulsan Chemical Co.Ltd (South Korea)**
- **Best Service: SODIFF Advanced Materials Co. Ltd. (South Korea)**
- **Supplier of the year: DENAL Silane Co. Ltd. (Japan)**

During the presentation of Supplier Awards in Taipei, **Christophe Fontaine, Vice-President Electronics of Air Liquide** declared: ***"These suppliers have shown exceptional performance and are crucial to our ability to deliver and service Air Liquide products in a timely and cost-efficient manner. The strong partnerships we are building with them are a real asset, enabling us to meet and even exceed customers' expectations."***

*With more than **40,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

FILE NO. 82-5224



informations

Paris, February 20th, 2008

CHANGES TO SHARE CAPITAL

1/ Increase in capital following the exercise of options

The Board of Directors during its meeting of 14 February 2008, noted that from November 3rd 2007 to February 8th 2008, 197,065 new shares with a par value of 5.50 euros each had been issued pursuant to the exercise of stock options. After this increase the Company's share capital stood at 1,314,106,805 euros.

2/ Reduction in capital subsequent to the cancellation of shares.

During its meeting of 14 February 2008, the Board of Directors decided to reduce the Company's share capital in accordance with Resolution 8 voted during the Shareholders' General Meeting of May 9th 2007. Share capital will be reduced by a total of 16,039,925 euros via the cancellation of 2,916,350 shares acquired by the Company in accordance with the resolutions approved during the General Shareholder Meetings of May 9th 2007.

The difference of 256,293,966.41 euros between the purchase price of these shares and their corresponding par value will be affected to the "Additional paid-in capital" account up to the sum of 10,396,057.21 euros and to the "retained earnings" account for the sum of 245,897,909.20 euros.

As a result of these decisions, Air Liquide's share capital effective immediately stands at :

1,298,066,880 euros

composed of 236,012,160 shares with a par value of 5.50 euros each.

****

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totalled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ ***+ 33 (0)1 40 62 54 42***

Investor Relations
Virginia JEANSON ☎ ***+ 33 (0)1 40 62 57 50***

www.airliquide.com

FILE NO. 82-5224

AIR LIQUIDE

Paris, February 15, 2008

2007: strong increase in results
Strengthened growth momentum

Key figures

- Acceleration in **revenue** growth: **€11.8 billion, +7.8%** over previous year
- **Net profit** up **+12.1%**
- Proposed 2007 **dividend** of **€2.25 per share**, up +12.5%

Highlights

- Doubling of total capital expenditure to **€2.7 billion**
- Consolidation of our presence in **Asia**, particularly in China
- Leading positions taken in **Healthcare** Europe-wide
- Strengthening of the Group's **technology portfolio** through acquisition of Lurgi

Consolidated 2007 revenue rose to €11,801 million, up **+7.8%** over last year. Growth was particularly strong in the fourth quarter of 2007 (+15.4% year on year) and concludes a year of **progressively accelerating growth.**

This growth results from a combination of strong demand for hydrogen, new start-ups in Large Industries in the second half of the year, record sales in Electronics, continued growth in liquid volumes for our industrial customers, and sustained development in Healthcare.

In 2007, the Group met all of its operating and financial objectives.

The OPAL efficiency and productivity program, initiated in 2005, was successfully completed in 2007 generating savings of €400 million in line with target. The **recurring operating margin for Gas and Services** increased significantly to **18.1%.**

The net profit for the Group increased by +12.1% to €1,123 million.

Cash flow increased by +8.7%. Total capital expenditure doubled compared with 2006, reaching **€2.7 billion**, supporting our growth over the coming years.

On this basis, **the Board of Directors** has recommended a **one for ten bonus share issue, effective June 9, 2008**, subject to approval at the next Annual General Meeting of Shareholders. They will also propose to the Annual General Meeting the payment of a **dividend of €2.25 per share, an increase of +12.5%** over 2006. The dividend will be paid on May 19, 2008.

Commenting on the 2007 results, **Benoît Potier, Chairman and CEO of the Air Liquide group**, stated:

*"**Air Liquide achieved an excellent set of results in 2007**. This is another year of progress, clearly illustrating the Group's ability to combine **accelerated growth and strong financial performance**.*

*This progress is based on strong geographic presence, particularly in emerging economies, the consolidation of our positions in growth markets such as **hydrogen** and homecare, and the strengthening of our technology portfolio in the energy and environmental markets which require large volumes of **oxygen**.*

***Our ambition is to be recognized as the industry leader.** The **ALMA** program which has just been launched, will allow us to accelerate growth and further improve our competitive position in the years to come.*

*We enter the year with most of our markets well oriented, which gives us **confidence in Air Liquide's ability, at constant exchange rates, to achieve double-digit growth in net profit in 2008.**"*

Contacts

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Upcoming events

1st quarter revenue:
Thursday, April 24, 2008

Annual General Meeting of Shareholders:
Wednesday, May 7, 2008

1st half revenue and earnings
Monday, August 4, 2008

3rd quarter revenue:
Thursday, October 23, 2008

*With more than **40,000 employees** in **72 countries**, Air Liquide occupies a position as **world leader** in industrial and medical gases and related services. Thanks to innovative solutions based on constantly updated technology, Air Liquide produces **air-derived gases (oxygen, nitrogen, argon, rare gases**...) and other gases such as **hydrogen**. In this way the Group contributes to the manufacturing of many products used in daily life: bubbles in carbonated beverages, preservative atmospheres for packaged food, oxygen for hospitals and patients at home, ultra-pure gases used in manufacturing semi-conductors, hydrogen for removing sulfur from fuels...*

*Air Liquide contributes to the **preservation of life** and is committed to **sustainable development**. Since its founding in 1902, Air Liquide has worked to maintain a relationship of trust and **transparency** with its shareholders, in accordance with the highest principles of **corporate governance**. Since the publication of its first consolidated accounts in 1971, the Group has maintained a **steady increase in earnings**. In 2007, its revenue amounted to **€11.8 billion,** nearly 80% of which came from outside France. Air Liquide is listed in the Paris Bourse and is a component of the CAC 40 and Eurostoxx 50 indices (code ISIN FR 0000120073).*

AIR LIQUIDE

Management Report

2007 Performance

1. 2007 highlights

In a good market environment, Air Liquide delivered solid growth, with increasing margins and ROCE. Strategic steps were taken to better position the Group to achieve its mid-term objectives.

Industrial end markets remained strong during the year with strong oil and raw material prices and massive investment in emerging markets, particularly in China. The homecare business continued to develop in all markets in which the Group is present.

The key highlights of the year were:

- **Growth in all World Business Lines and in all regions:**
  - Asia is providing strong growth in all business lines
  - Broad European business mix delivered good growth
  - The Americas showed good growth in Industrial Merchant in US and Latin America while Large Industries US showed more modest growth in the absence of any start-ups.
- **Strategic acquisitions:**
  - The minority interests in the Japanese, Singapore, Thai, Vietnamese and Brunei joint-ventures were acquired, enabling the Group to reengineer its organisation for development across the Asia-Pacific region
  - The acquisition of Lurgi engineering increases the Group's engineering capacities by adding three complementary technologies: hydrogen, gasification and bio-fuels.
  - Several companies in the homecare market give Air Liquide the leading position in Germany. Air Liquide entered the UK market, taking the Number 2 position and made a first move into the Chinese market.
- **Significant increase in total capital expenditure and investment decisions**
  - 1.4 billion euros of industrial capital expenditure and 1.3 billion of acquisitions
  - record investment decisions at more than 2.1 billion euros, which will drive the capital expenditure over the next two years and the revenue growth from 2010 onwards.
- **Creation of World Business Lines,** which provide strategic guidance and resource management across geographies.

2007 Group sales grew by +7.8%, to 11.8 billion euros, with an acceleration quarter by quarter, rising from +5.2% in Q1 to +10.4% in Q4 on a comparable basis, driven by solid underlying growth and the contribution from the small acquisitions during the year.

Due to the final year of the OPAL productivity programme (2005 – 2007), the Gas and Services OIR margin increased by +50 basis points to 18.1%. At Group level OIR margin remained stable at 15.2% due to the mix effect of greater engineering sales after the acquisition of Lurgi, in the second half. Net profit increased by +12.1% to 1.12 billion euros.

Total capital expenditure including acquisitions reached 2.7 billion euros more than twice the 2006 level. Dividends and share buy-backs represent a return to shareholders of nearly 1 billion euros, up +60% over 2006. Consequently, debt levels increased to 4.7 billion euros resulting in an increased gearing of 72%. The return on capital employed after taxes amounted to 12.3%, against 11.9% last year.

In light of the Group's solid performance in 2007 and strong growth prospects, the Board of Directors has proposed the payment of a dividend of 2.25 euros, an increase of +12.5%.

In millions of euros	2005	2006	2007	% change	Comparable*
Revenue	10 435	10 949	11 801	+7.8%	+7.6%
Of which G&S	9 148	9 628	9 999	+3.8%	+7.1%
Operating Income recurring	1 518	1 659	1 794	+8.1%	
OIR margin	14.5%	15.2%	15.2%		
Net profit (Group share)	933	1 002	1 123	+12.1%	
Net profit per share (in euros)	3.93	4.17	4.69	+12.5%	
Dividend per share (in euros)	1.75	2.00	2.25	+12.5%	
Funds from operations	1 805	1 889	2 054	+8.7%	
Return on capital employed – ROCE after tax	11.7%	11.9%	12.3%		
Gearing	60%	53%	72%		

* comparable: excluding impact of currency, natural gas and, at the Group level, the Lurgi acquisition scope effect

2. 2007 Income Statement

2.1. Revenue

in millions of euros	2006	2007	07/06 as published	07/06 comparable*
Total Gas and Services revenue	**9 628**	**9 999**	*+3.8%*	*+7.1%*
Engineering & Construction	**380**	**831**	*+118.7%*	*+27.3%*
Other Activities	**941**	**971**	*+3.3%*	*+4.1%*
Total revenue	**10 949**	**11 801**	*+7.8%*	*+7.6%*

* comparable: excluding impact of currency, natural gas and, at the Group level, the Lurgi acquisition scope effect

All revenue growth figures in the text below are on a comparable basis, excluding currency, natural gas impact and Lurgi scope effect.

2.1.1 Group

Group revenue reached 11 801 million euros in 2007, up +7.8% on an as published basis. Excluding the currency impact, revenues were +10.8%, boosted by the contribution from the acquisition of Lurgi. Excluding these effects, revenue increased +7.6%, with **an acceleration of sales growth quarter by quarter** from +5.2% in Q1 to +10.4% in Q4.

Gas and Services revenue grew by **+7.1%** to **9 999 million euros**. Growth was particularly strong in Asia, except in Japan. In Europe, its mix of business enabled the Group to deliver good growth. In the Americas, the increase in revenue remained strong in Industrial Merchant in the US and in Latin America. However, growth in Large Industries US was more modest, in the absence of new start-ups.

Including 5 months of consolidation of Lurgi, **Engineering and Construction** revenue increased **to 831 million euros**, compared to 380 million euros in 2006. All engineering facilities worldwide have been running at a high level of activity throughout the year, and new capacities are under development especially in China. **Other activities** revenue amounted to 971 million euros in 2007, up +4.1%.

2.1.2 Gas and Services

Revenue in millions of euros	2007	07/06	
		as published	*comparable**
Europe	**5 452**	*+5.4%*	*+5.8%*
Americas	**2 517**	*-2.0%*	*+4.6%*
Asia-Pacific	**1 851**	*+7.9%*	*+14.5%*
Middle East and Africa	**179**	*+2.8%*	*+12.0%*
Gas and Services	**9 999**	***+3.8%***	***+7.1%***
Industrial Merchant	**4 439**	*+1.7%*	*+4.8%*
Large Industries	**3 024**	*+3.5%*	*+7.1%*
Healthcare	**1 592**	*+7.7%*	*+8.7%*
Electronics	**944**	*+9.3%*	*+16.6%*

* comparable: excluding impact of currency and natural gas

2.1.2.1 By geographical area

Europe

Revenue was **5 452 million euros** increased **+5.8%**, with good progress in all activities.

Industrial merchant growth was **+3.6%**, driven mainly by volume increases in Germany, which benefited from a strong economic environment. In France and Spain, the activity remained stable, while in Italy the activity was slower in the fourth quarter. Machines and metal fabrication, automotive, food processing, the photovoltaic market and shipyards were the main market drivers. The acquired Linde UK business, consolidated for 6 months in 2007, also supported the growth, compensating the sale of the Metrology activity in Q4.

Large Industries posted a **+7.1%** growth in 2007, boosted in the second semester by the start-up of a major Air Separation Unit in Russia. Throughout the year, high utilization rates of customers in the Ruhr industrial basin in Germany and ramp-ups of medium sized hydrogen units in Southern France and Italy also contributed to the good performance.

Healthcare revenue progressed by **+8.4%**, driven by double digit growth in homecare and hygiene and the consolidation of small acquisitions: five entities in Germany and two acquisitions in the UK, including Allied Respiratory in October. The performance of the hospital activity has also improved due to good volumes, with firmer pricing in Southern Europe.

Electronics revenue increased by **+4.1%**, with a good progression of carrier gases due to a ramp-up in Germany and a high level of activity in France and Italy. Equipment and Installations (E&I) sales remained strong throughout the year.

Americas

Revenue for the Americas was **2 517 million euros**, up **+4.6%**, mainly driven by Industrial Merchant, as there was no major start-up in Large Industries in 2007.

Industrial Merchant revenue progressed by **+5.5%**, with strong growth in the mining industry. The demand in the US has remained strong during the year, with an acceleration of sales growth quarter by quarter. There has been strong pricing due to capacity shortages. New capacities coming on stream will address these shortages. South America continued to develop strongly, driven by Brazil.

Large Industries recorded a modest rise of **+2.4%** with no start-up during the period. After three quarters of low growth, chemical customers ran at a high capacity level in the fourth quarter, probably driven by export sales. This boosted gas sales throughout the Group's Gulf Coast pipeline system.

The growth in **Electronics** revenue was **+10.4%**, supported by the start-up of a customer's fab increasing carrier gases, ESG and services sales.

Healthcare revenue progressed by **+6.5%**, driven by double digit growth in the hospital business both in the US and in South America. In the US, volumes, prices and the healthcare business of Scott Specialty Gases acquired in Q4 supported the growth. South America was driven by volumes. The performance in Canada was stable.

Asia Pacific

With revenue of **1 851 million euros,** Asia-Pacific grew **+14.5%**, reflecting the mix of a strong development in booming emerging markets (**+24.2%**), especially China (up by more than 60%), and of a more modest progression in Japan (**+6.8%**).

Industrial Merchant was up **+5.9%**. Activity remained stable in Japan in the second half due to the softening of the economy after growth in the first half. Emerging Asia continued to develop strongly with new liquid capacities starting up progressively, especially in China.

Large Industries continued to record substantial growth (**+21.7%**), mainly driven by Chinese ramp-ups and strong activity in Singapore. The next phase of start-ups in China will come at the end of 2008. New contract signing activity in China was at record levels in 2007, accounting for 20% of total Group investment decisions.

Electronics activity recorded high growth in 2007, up **+22.9%**, with a strong acceleration in the second half. Carrier gases are the biggest contributor to this performance with 5 start-ups in 2007 in South Korea, Japan, China and Singapore (each above 5 million euros of investment). In specialty gases, sales were up double digit, with a strong growth in Japan and Silane demand remaining high throughout the region. 2007 was a good year for equipment and installation sales. The sales progression was also helped by the full consolidation of the Singapore operations and of TNA, the Japanese joint venture for analytical services with Toshiba, created at the end of 2006.

Middle East and Africa

Middle East and Africa revenue reached **179 million euros**, and continued to record **double digit growth**. This performance was driven by dynamic Industrial Merchant activity in South Africa and Large Industries in Egypt.

2.1.2.2. By activity

The Group operations are managed by geography and coordinated at business lines level. The explanations by business lines are therefore provided on an indicative basis.

The **Industrial Merchant** activity, with revenue of **4 439 million euros**, or **44% of Gas and Services sales,** posted growth of **+4.8%,** within our mid-term objectives of [+4% to +6%]. In 2007, the growth was driven by the Americas (+5.5%) and Asia (+5.9%), with a boost from emerging Asia. In Europe, growth was good in Germany and activity was stable in France.

Revenue for the **Large Industries** activity, at **3 024 million euros,** or **30% of Gas and Services sales,** posted growth of **+7.1%,** mainly due to project ramp-ups in Europe and China, with only few start-ups in 2007, the major ones being a new Air Separation Unit in the second half in Russia, and a hydrogen plant in Italy in the second quarter. Hydrogen remains a growth driver (+9.0%), representing 30% of Large Industries revenue, or 911 million euros. The Group is on course to achieve 2008 revenue above one billion euros in its hydrogen activity. Customer markets, primarily steel, chemicals and refining, remained well oriented in 2007, boosted by the investment activity in emerging markets.

Healthcare, with revenue of **1 592 million euros**, or **16% of Gas and Services sales** was up **+8.7%**, within the range of our mid-term objectives of [+8% to +12%]. European revenues, representing 81% of Healthcare sales, increased by +8.4%. The main drivers remain homecare and hygiene. Air Liquide's involvement in the homecare market consolidation in 2007 also contributed to the growth, with the acquisition of five companies in Germany positioning the Group number one on that market, and with the successive acquisitions in the UK of the Linde activities in the second quarter (30% of business being in healthcare) and of Allied Respiratory in October. As a result, the Group has now a number two position in that market. Outside Europe, the Group entered the homecare market in China with the acquisition of the Hong-Kong based Celki company.

Revenue for the **Electronics** activity reached **944 million euros**, **10% of Gas and Services revenue**, and up **+16.6%,** with an acceleration in the second half. Like in 2006, the growth is being driven by recurring

sales, particularly carrier gases, which benefited from the start-up of 7 units (over 5 million euros investment each), mainly in Asia, and the ramp-up of the **5 units** (over 5 million euros of investment each) started up in 2006. Asia continues to be the strong driver, representing more than 60% of this activity's revenue. In that respect, the acquisition of the minorities of our Japanese and Singaporean joint ventures was strategic to free up our capacity to accompany the growth in the region, by combining and moving resources freely across the region.

2.1.3. Engineering and Construction

The Engineering and Construction revenue grew by +118.7% to 831 million euros in published variation, due to 5 month consolidation of Lurgi. On a comparable basis, the revenue increased by +27.3%, driven by a growing market in emerging economies. Capacities worldwide are fully loaded. 2007 third-party and Group order-intake reached 1.6 billion euros, 100% of annualized 2007 sales, and total orders in hand amounted to 4.9 billion euros, representing 3.3 years of total sales at year end.

2.1.4 Other activities

Revenue in millions of euros	**2007**	**07 / 06 as published**	**07 / 06 comparable***
Welding	**598**	*+6.2%*	*+6.4%*
Chemicals	**227**	*+0.2%*	*+0.2%*
Diving & others	**146**	*-3.1%*	*+1.6%*
Other activities	**971**	***+3.3%***	***+4.1%***

* comparable: excluding impact of currency, natural gas and Lurgi scope effect

Welding revenue grew by +6.4% in 2007, with a strong growth in the first semester driven by both consumables and durables throughout Europe. The growth was impacted in the second semester with lower demand in Central Europe due to bad weather conditions and a tougher year on year comparison with a record high in equipment sales in Q4 2006.

2.2 Operating Income Recurring

Operating income recurring amounted to **1 794 million euros**, up **+8.1%**. Its margin (operating income recurring as a percentage of revenue) was **15.2%**, stable vs 2006, due to the mix effect of higher Engineering and Construction sales within the total Group.

Gas and Services recurring operating margins continued to progress, up +50 pts to 18.1%. Continued efficiency measures contributed to the margin improvement.

2007 was the last year of the OPAL program launched in 2005 to improve productivity and competitiveness. In 2007, 170 m€ of efficiencies were delivered, which brings the total to over 400 million euros for the 3 years of the program. Efforts were focused on four major axes in 2007:

- Energy efficiency: major examples of actions taken include further operational efficiency of Large Industries' units through wider implementation of SCADA, an internally developed industrial IT system, and investments in some hydrogen production units with special burners allowing a switch to less expensive fuel gases.
- Procurement remained a major focus. Significant savings in transportation and distribution of our products in industrial merchant and sourcing of traded goods in welding and electronics were the main contributors with a sustained effort on general expenses.
- Restructuring: several reorganizations were launched or further pursued following the one in France and Italy, such as the implementation of the Iberian and Scandinavian platforms with shared resources and management in sales, marketing, procurement, IT, HR, finance, technology and project management. In both cases, logistics were reorganized with the implementation of cross border deliveries. The European headcount was reduced by 150 in 2007, and by 490 over the 3 years of OPAL. In Canada, the reduction of regions from 11 to 4 was part of a strong reorganization of the Industrial Merchant operations.
- Operational efficiency: various initiatives were taken either locally, such as construction and start-up of several standard liquefiers in South East Asia to reduce the cost of capital, use of new techniques to reduce helium losses during trans-fillings or more globally with implementation of logistics optimization software and cylinder tracking systems.

OPAL has initiated a long term approach to sustained improvement within the Group. Over the 3 year period, project management has been progressively introduced into the program. Many of the individual

OPAL projects that have successfully brought about structural changes in some regions have now become pilot projects that can be deployed on a wider scale.

2.2.1 By geographical area (Gas and Services)

In Europe, operating income recurring at **1 056 million euros**, was up +5.3%, with a stable margin at **19.4%**. The margin has improved in France due to the OPAL restructuring. Pricing pressure continued in Healthcare in Southern Europe. The mix effect of an increasing share of hydrogen production is continuing to change the structure of Large Industries margins.

Operating income recurring for the **Americas** grew +5.5% to **417 million euros**. The operating margin increased +120 basis points to **16.6%,** primarily reflecting the price increases in Industrial Merchant in the US, and pricing and productivity in Latin America.

In **Asia-Pacific**, **operating income recurring** reached **292 million euros**, up +16.3%. The margin increased +120 basis points to **15.8%** mainly due to productivity gains resulting from the synergies generated from a more integrated organization.

2.2.2 Engineering and Construction

Engineering and Construction operating income recurring reached 31 million euros, up +97.9%, due to the significant increase in capacity utilization.

2.2.3 Other activities

The Other activities operating income recurring totaled 117 million euros, up +9.2%. R&D and corporate costs amounted to 165.5 million euros, up +5.3% relative to the previous year.

2.3 Net earnings

Net financial costs and other financial income and expenses totalled **234 million euros**, versus 198 million euros in 2006, reflecting the financing of the acquisitions completed in 2007 and of the share buy-back program launched in 2007 (see chapter 3.6).

Average **cost of debt** improved from 4.6% to **4.5%,** resulting from a better country mix, with a higher share of Japanese yen debt, despite the increase of the interest rates in Europe.

Profit from associates was **27 million euros in 2007**, stable vs 2006.

The **effective tax rate** amounted to **26.5%**, down 220 bps versus 2006. The Group benefited this year from a lower tax rate in Germany, and from low capital gains tax rate on the Malaysian and Hong Kong divestitures in the first half.

Minority interests totaled 47 million euros, down -32.8% compared to 2006. This reduction is primarily explained by the repurchase of the 45% of minority interests in the Japanese subsidiary beginning of March.

Overall, the **net profit (Group share)** reached 1 123 million euros in 2007, up **+12.1%**.

Net profit per share totaled **4.69 euros, up +12.5%**. The average number of shares outstanding used for the calculation of net profit per share as of December 31, 2007 was 239 223 974.

3. Optimizing the balance sheet

In millions of euros	2005	2006	2007
Funds provided by operations before changes in working capital	**1 805**	**1 889**	**2 054**
Changes in working capital	5	(109)	94
Others	(90)	(13)	(46)
Net cash from operating activities	**1 720**	**1 767**	**2 102**
Distributions	(476)	(479)	(530)
Purchase of tangible, intangible and financial assets	(1 051)	(1 201)	(2 668)
Other items	281	105	200
Net before financing	**474**	**192**	**(896)**
Increase in capital stock	78	108	91
Purchase of treasury shares	(60)	(131)	(534)
Other	(219)	124	126
Change in net indebtedness	**273**	**293**	**(1 213)**
Net indebtedness at end period	(3 740)	(3 447)	(4 660)
Debt to equity ratio at end of period	60%	53%	72%

3.1 Funds from operations

Funds from operations before changes in working capital requirements rose by +8.7% in 2007. After positive changes in working capital, the net cash from operations rose by +19.0% to 2 102 million euros.

3.2 Changes in working capital

Working capital fell by 94 million euros in 2007, despite the growth in activity. The ratio of working capital excluding tax to revenue was improved significantly during the year to 8.9% relative to 12.5% at the end of 2006, due to the contribution of the positive working capital of the Engineering & Construction activities and cash management initiatives.

3.3 Payments of investments

Total investments reached 2.7 billion euros in 2007, of which a record 1.4 billion euros of industrial capex and 1.3 billion euros in acquisitions.

3.3.1 Acquisitions

Following the merger of BOC and Linde in 2006, Air Liquide bought out the 45% minority interest in Japan Air Gases (JAG) for 581 million euros and restructured its South East Asia joint venture holdings by acquiring those in Singapore, Thailand, Vietnam and Brunei and selling those in Malaysia and Hong Kong. The net cash out was 275 million euros. This has freed up the Group's capacity to develop its activity across the region, follow clients, invest, mutualize and move resources across the region. The development potential of Air Liquide's activities in the region has thereby been enhanced significantly.

Air Liquide also acquired Linde's UK activities for an enterprise value of 105 million euros considerably boosting its presence with Industrial merchant and homecare operations in that country.

In July, the Group acquired Lurgi, the engineering company, recognised notably for its expertise in hydrogen, gasification and bio-fuels. Lurgi will considerably complement the Air Liquide Air Separation technology and accelerate the Group's capacity to invest. The enterprise value was 200 million euros.

The Group also made several acquisitions in the homecare market. Five companies with a total of 15,000 patients were acquired to strengthen its position in Germany and become Number 1 in that market. In the UK, two significant steps were made during the year, raising our position to number 2 in the market: Linde UK (mentioned above) gave the group a presence and facilitated the acquisition of Allied Respiratory in September for 51 million euros in cash. A first step was also made into China, expected to be a major market for homecare in the next two decades with the acquisition of Celki, based in Hong Kong.

Finally, in November, the Group acquired Scott, a leading company in the speciality gases market in the US, with a recognised brand name, to boost the Group's presence in a faster growing segment of the US cylinder market. Scott annual revenues amount to 88 million USD.

3.3.2 Industrial capex

As a result of the +27% increase in investment decisions in 2006 and +42% in 2007, industrial investments payments rose by +20.5% to 1 360 billion euros. There was a significant acceleration in the second half, up +23% against the previous year, as the large contracts signed during 2006 started to be contracted. Major start-ups in 2007 were a Russian air separation unit and one hydrogen plant in Italy. In 2008, the major start-ups include a hydrogen unit in Antwerp, a large cogeneration plant in Rotterdam, and 6 air separation units in China.

The geographical breakdown shows with a much larger share in emerging markets in 2007. Total capital expenditure in China alone was 150 million euros, or 11% of the total. The share of Asia-Pacific grew from 21% in 2006 to 25% in 2007.

In %	**2006**	**2007**
Europe	54%	48%
Americas	23%	23%
Asia-Pacific	21%	25%
Middle-East and Africa	2%	4%

3.4 Dividend

At the annual General Shareholders' Meeting on May 7, 2008, a dividend of 2.25 euros will be proposed to shareholders for fiscal year 2007.

3.5 L'Air Liquide S.A. parent company figures

Air Liquide S.A. net earnings reached 574 million euros, compared to 548 million euros in 2006.

3.6 Share buy-back program

During 2007, in line with the financing strategy announced in July, Air Liquide considerably increased its share buy-back program in order to optimize its balance sheet. In 2007, the Company bought back **5 731 059*** shares, at an average price of 92.17* euros, for a total cost of **528 million euros.** This represents 2.4% of the capital of the Group, in line with the announced share buy-back program of 2 to 2.5% per annum. Including shares acquired as part of the liquidity contract (initiated in January 2007), the total cost was 534 million euros.

At the same time, 1 636 982* new shares were issued for stock option subscriptions during the year.

** Adjusting for share split on shares bought before June 13, 2007.*

3.7 Net indebtedness

As a result of all the above factors, net indebtedness increased during 2007 by +1 213 million euros to 4 660 million euros at December 31, 2007.

3.8 Net indebtedness/Equity

The net debt to equity ratio increased to 72% at December 31, 2007, reflecting the significant increase in investment and the share buy-back program, notwithstanding the strong cash flow generated by the ongoing business.

3.9 ROCE

The return on capital employed (ROCE) after tax was 12.3%, up from 11.9% in 2006.

3.10 Effect of the acquisitions

The impact of the 2007 acquisitions on the balance sheet was principally to increase goodwill by a total of 1 138 million euros, including 458 million euros for JAG and 314 million euros for Lurgi.

Future Outlook

2008 outlook

In 2007, revenue growth accelerated progressively quarter by quarter, towards the 8 to10% growth range, due to acquisitions and underlying growth, in a year when there were few major start-ups. From 2008, there will be acceleration in start-ups generally, the number of start-ups over 10 million euros will increase from 10 in 2007 to 22 in 2008 and 19 in 2009. The portfolio of opportunities guarantees more start-ups further out.

Most markets are well oriented at the beginning of the year, which gives the Group confidence in its ability, at constant exchange rates, to achieve double-digit growth in net profit in 2008.

Full year 2007 Accounts

1. Consolidated Income Statement

In millions of euros	2005	2006	2007	Variation 07/ 06
Revenue [1]	**10 434.8**	**10 948.7**	**11 801.2**	**+7.8%**
Purchase	(3 945.5)	(4 240.6)	(4 547.9)	
Personnel expenses	(1 856.4)	(1 939.5)	(2 037.8)	
Other income & expenses	(2 218.0)	(2 201.2)	(2 485.5)	
Operating income recurring before depreciation and amortization	**2 414.9**	**2 567.4**	**2 730.0**	**+6.3%**
Depreciation and amortization expense	(897.3)	(908.2)	(935.9)	
Operating income recurring [1]	**1 517.6**	**1 659.2**	**1 794.1**	**+8.1%**
Other non-recurring operating expenses	(44.8)	2.6	(5.3)	
Operating Income	**1 472.8**	**1 661.8**	**1 788.8**	**+7.6%**
Net finance costs	(163.1)	(155.4)	(179.4)	
Other net financial expenses	(49.1)	(42.2)	(54.3)	
Income taxes	(370.7)	(419.8)	(411.8)	
Share of profit of associates	36.5	27.7	26.7	
Net profit from discontinued operations	80.6			
Profit for the period	**1 007.0**	**1 072.1**	**1 170.0**	**+9.1%**
- Minority interests	73.6	69.8	46.9	
- Net Profit (Group share)	**933.4**	**1 002.3**	**1 123.1**	**+12.1%**
Basic earnings per share (in euros) [2]	**3.93**	**4.17**	**4.69**	**+12.5%**
Diluted earnings per share (in euros) [3]	**3.91**	**4.14**	**4.66**	**+12.6%**

(1) for geographic information see section 4.
(2) calculated on the adjusted average weighted number of shares outstanding during the period, excluding treasury shares.
(3) calculated on the adjusted average weighted number of shares, excluding treasury shares and assuming the exercise in full of all share subscription options granted to employees.

NB: In 2005, profit before minority interests and discontinued operations was 926.4 million euros. Basic earnings per share before discontinued operations was 3.59€, and diluted earnings per share before discontinued operations was 3.57€.

2. Consolidated Balance - Sheet (summarized)

in millions of euros	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007
ASSETS			
Goodwill	2 646.1	2 614.7	3 642.7
Intangible assets and property, plant and equipment	8 554.5	8 358.9	9 098.2
Other non-current assets	872.1	814.2	718.5
Total non-current assets	**12 072.7**	**11 787.8**	**13 459.4**
Inventories and work - in-progress	653.8	694.3	795.9
Trade receivables and other current assets	2 897.6	2 883.2	3 240.0
Cash and cash equivalents including fair value of derivatives (assets)	664.3	930.0	796.4
Total current assets	**4 215.7**	**4 507.5**	**4 832.3**
Total assets	**16 288.4**	**16 295.3**	**18 291.7**
EQUITY AND LIABILITIES			
Shareholders' equity	5 930.5	6 285.8	6 328.3
Minority interests	278.2	281.0	148.1
Total equity	**6 208.7**	**6 566.8**	**6 476.4**
Provisions, employee benefit commitments & deferred tax liabilities	2 798.2	2 635.6	2 755.6
Non-current borrowings	3 978.4	3 674.9	4 992.7
Other non-current liabilities	167.3	160.0	163.0
Total non-current liabilities	**6 943.9**	**6 470.5**	**7 911.3**
Provisions and employee benefit commitments	155.4	122.9	168.9
Trade payables and other current liabilities	2 483.8	2 438.8	3 304.9
Current borrowings including fair value of derivatives (liabilities)	496.6	696.3	430.2
Total current liabilities	**3 135.8**	**3 258.0**	**3 904.0**
Total equity and liabilities	**16 288.4**	**16 295.3**	**18 291.7**
Net Indebtedness at the end of the period	**(3 739.8)**	**(3 446.6)**	**(4 660.2)**

FILE NO. 82-5224

5. Consolidated statement of Cash Flow

In millions of euros	2005	2006	2007
Net Profit (Group share)	933.4	1 002.3	1 123.1
Minority interests	73.6	69.8	46.9
Adjustments:			
Depreciation and amortization	897.3	908.2	935.9
Changes in deferred taxes	47.9	44.3	(0.2)
Increase (decrease) in provisions	(15.3)	(94.0)	15.9
Share of profit of associates (less dividends received)	(17.2)	(2.7)	(6.0)
Profit / loss on disposal of assets	(114.9)	(38.6)	(61.2)
Cash-flow from operating activities before changes in working capital	**1 804.8**	**1 889.3**	**2 054.4**
Changes in working capital	5.2	(108.8)	93.6
Other	(89.9)	(13.8)	(45.9)
Net cash from operating activities	**1 720.1**	**1 766.7**	**2 102.1**
Purchases of property, plant & equipment and intangible assets	(975.2)	(1 128.2)	(1 359.3)
Acquisition of subsidiaries and financial assets	(76.2)	(72.3)	(1 308.2)
Proceeds from sale of property, plant & equipment, intangible and financial assets	118.0	104.8	199.8
Proceeds from sale of divested activities	162.8		
Net cash used in investing activities	**(770.6)**	**(1 095.7)**	**(2 467.7)**
Dividends paid			
-L'Air Liquide S.A.	(391.1)	(432.0)	(496.9)
-Minority interests	(84.8)	(47.1)	(33.3)
Proceeds from issues of share capital	78.4	108.1	91.4
Purchase of treasury shares	(59.8)	(131.1)	(533.9)
Increase (decrease) of borrowings	(635.0)	64.2	1 111.3
Net cash used in financing activities	**(1 092.3)**	**(437.9)**	**138.6**
Effect of exchange rate changes and change in scope of consolidation	1.8	28.5	59.9
Net increase (decrease) in cash and cash equivalents	**(141.0)**	**261.6**	**(167.1)**
Net Cash and cash equivalents at the beginning of the period	**700.4**	**559.4**	**821.0**
Net Cash and cash equivalents at the end of the period	**559.4**	**821.0**	**653.9**

Net indebtedness calculation

in millions of euros	2005	2006	2007
Non-current borrowings (long-term debt)	(3 978.4)	(3 674.9)	(4 992.7)
Current borrowings (short-term debt)	(417.7)	(668.6)	(371.5)
Total gross indebtedness	**(4 396.1)**	**(4 343.5)**	**(5 364.2)**
Total cash and cash equivalents	**598.2**	**897.5**	**726.9**
Derivative instruments (fair value hedge of borrowings)	58.1	(0.6)	(22.9)
Total net indebtedness at the end of the period	**(3 739.8)**	**(3 446.6)**	**(4 660.2)**

Statement of changes in net indebtedness

In millions of euros	2005	2006	2007
Net indebtedness at the beginning of the period	**(4 012.5)**	**(3 739.8)**	**(3 446.6)**
Net cash from operating activities	1 720.1	1 766.7	2 102.1
Net cash used in investing activities	(770.6)	(1 095.7)	(2 467.7)
Net cash used in financing activities excluding increase (decrease) of borrowings	(457.3)	(502.1)	(972.7)
Effect of exchange rate changes and change in scope of consolidation and others	(219.5)	124.3	124.7
Change in net indebtedness	**272.7**	**293.2**	**(1 213.6)**
Net indebtedness at the end of the period	**(3 739.8)**	**(3 446.6)**	**(4 660.2)**

FILE NO. 82-5224

4. Revenue and Operating Income Recurring in geographic zones

2007: December 31st

in millions of euros	Europe	Americas	Asia Pacific	Middle-East/ Africa	Un allocated	Total
Revenue						
Gas and Services	5 451.8	2 516.9	1 851.3	178.5		9 998.5
Engineering/Construction	539.0	182.8	109.3			831.1
AL Welding Group	597.8					597.8
Other activities	296.8	71.6	5.4			373.8
Total Revenue	**6 885.4**	**2 771.3**	**1 966.0**	**178.5**		**11 801.2**
Operating Income Recurring						
Gas and Services	1 055.9	417.3	291.8	46.2		1 811.2
Engineering / Construction	11.3	0.2	19.3			30.8
Other	110.4	6.8	0.4			117.6
R&D centers / Corporate					(165.5)	(165.5)
Total Operating Income Recurring	**1 177.6**	**424.3**	**311.5**	**46.2**	**(165.5)**	**1 794.1**

2006 : December 31st

in millions of euros	Europe	Americas	Asia Pacific	Middle-East/ Africa	Un allocated	Total
Revenue						
Gas and Services	5 171.2	2 568.3	1 715.0	173.5		9 628.0
Engineering / Construction	172.7	55.2	131.7	20.4		380.0
AL Welding Group	562.7					562.7
Other activities	302.5	69.7	5.8			378.0
Total Revenue	**6 209.1**	**2 693.2**	**1 852.5**	**193.9**		**10 948.7**
Operating Income Recurring						
Gas and Services	1 002.3	395.6	250.8	44.5		1 693.2
Engineering / Construction	4.5	(3.7)	14.8			15.6
Other	100.6	6.7	0.4			107.7
R&D centers / Corporate					(157.3)	(157.3)
Total Operating Income Recurring	**1 107.4**	**398.6**	**266.0**	**44.5**	**(157.3)**	**1 659.2**

- Nota: sales are based upon the location of operations.
- AL Welding Group produces and distributes welding and cutting consumables and equipment; other activities mainly include chemicals and diving.

AIR LIQUIDE

Paris, le 15 février 2008

2007 : résultats en forte progression
Renforcement de la dynamique de croissance

Chiffres clefs

- Accélération de la croissance **du chiffre d'affaires** : **11,8** milliards d'euros, **+7,8%** en variation publiée
- **Résultat net** en hausse de **+ 12,1%**
- Proposition de **dividende** 2007 à **2,25 euros par action**, en hausse de 12,5%

Faits marquants

- Doublement des investissements à **2,7 milliards d'euros**
- Consolidation des implantations en **Asie**, notamment en Chine
- Prises de positions fortes dans la **Santé** à l'échelle européenne
- Renforcement du **portefeuille technologique** du Groupe avec l'acquisition de Lurgi

Le chiffre d'affaires consolidé 2007 s'élève à 11 801 millions d'euros, en progression de **+7,8%** en variation publiée. L'activité a été particulièrement soutenue au quatrième trimestre 2007 (en hausse de +15,4% par rapport à 2006) et clôture une année **d'accélération de la croissance, trimestre après trimestre.**

Cette croissance résulte à la fois d'une forte demande en hydrogène et de nouveaux démarrages dans la Grande Industrie dans la deuxième partie de l'année, de ventes records en Electronique, d'une bonne progression des volumes de gaz liquéfiés pour nos clients industriels, et du développement soutenu de la Santé.

En 2007, le Groupe atteint l'ensemble de ses objectifs opérationnels et financiers.

Le programme d'efficacité et de productivité OPAL, initié en 2005, s'est achevé en 2007 et a permis de générer 400 millions d'euros d'économies, conformément aux objectifs. La **marge opérationnelle courante sur ventes Gaz et Services** est en hausse sensible, à **18,1%.**

Le résultat net part du Groupe est en progression de **+12,1% à 1 123 millions d'euros.**

La capacité d'autofinancement est en amélioration de **+8,7%**. Les paiements d'investissements ont été multipliés par deux, par rapport à 2006, pour s'élever à **2,7 milliards d'euros**, et soutiendront la croissance des années à venir.

Sur ces bases, **le Conseil d'Administration** a décidé l'attribution **d'une action gratuite pour 10 actions existantes en date du 9 juin 2008**, sous réserve des approbations nécessaires par la prochaine Assemblée Générale des Actionnaires. Il proposera également à l'Assemblée Générale le versement d'un **dividende de 2,25 euros par action, en hausse de +12,5%** par rapport à 2006. Le dividende sera mis en paiement le 19 mai 2008.

Commentant les résultats 2007, **Benoît Potier, Président Directeur-Général du groupe Air Liquide**, a déclaré :

*« **Air Liquide présente en 2007 des résultats d'excellente qualité.** Cette année de nette progression de nos résultats illustre parfaitement la capacité du Groupe à combiner **accélération du rythme de croissance et solidité financière.***

*Cette évolution favorable repose sur des positions géographiques fortes, notamment dans les économies émergentes, sur la consolidation de notre présence dans des marchés porteurs comme l'**hydrogène** ou les soins à domicile, ainsi que sur le renforcement de notre portefeuille technologique au profit des marchés de l'énergie et de l'environnement fortement demandeurs d'**oxygène**.*

***Notre ambition est d'être reconnu comme le leader de notre industrie.** Le programme **ALMA**, que nous venons de lancer, va nous permettre d'accélérer notre croissance et de poursuivre l'amélioration de notre compétitivité sur les prochaines années.*

*Nous démarrons l'année dans un environnement bien orienté sur la plupart de nos marchés, ce qui nous rend **confiants dans la capacité** d'Air Liquide **à atteindre** en 2008, **à taux de change constant, une croissance à deux chiffres du résultat net.»***

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find attached our annual update of said Annex A.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 54 44. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.



By: ____________________
Name: Bruno de La Villarmois
Title: Relation Place

Encl.: Annex A



SERVICE ACTIONNAIRES

75 QUAI D'ORSAY
75321 PARIS CEDEX 07
0.800.16.61.79
www.airliquide.com
actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find attached our annual update of said Annex A.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 54 44. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________
Name: Bruno de La Villarmois
Title: Relation Place

Encl.: Annex A

FILE NO. 82-5224

L'AIR LIQUIDE
Société Anonyme pour l'Etude et l'Exploitation
des Procédés Georges Claude
Au capital de 1.328.815.653 euros
Siège Social : 75, quai d'Orsay - 75007 PARIS

552 096 281 RCS PARIS

EXTRAIT DU PROCES-VERBAL DE LA SEANCE DU CONSEIL D'ADMINISTRATION DU 8 NOVEMBRE 2007

Sont présents :

M. Benoît POTIER	Président-directeur général
Sir Lindsay OWEN-JONES	Vice-Président et Administrateur
M. Thierry DESMAREST	Administrateur
M. Alain JOLY	Administrateur
Professeur Rolf KREBS	Administrateur
M. Gérard de LA MARTINIERE	Administrateur
M. Cornelis van LEDE	Administrateur
Mme Béatrice MAJNONI d'INTIGNANO	Administrateur
M. Thierry PEUGEOT	Administrateur
M. Edouard de ROYERE	Administrateur

M. Paul SKINNER, administrateur, est absent et représenté par Monsieur Benoît POTIER.

Assistent à la séance, pour partie, Monsieur Jean-Claude BUONO et Monsieur Klaus SCHMIEDER, directeurs généraux délégués, ainsi que Monsieur John GLEN, membre du comité exécutif (Directeur Finance/Administration).

Assistent également à la séance :

Mme	Marie-Dominique LEIBLER	Secrétaire du conseil d'administration
M.	Gilles BOUDIN	Délégué du comité central d'entreprise
Mme	Marie-Annick MASFRAND	Déléguée du comité central d'entreprise
M.	Philippe BASTIEN	Délégué du comité central d'entreprise
M.	Christian GRANDAY	Délégué du comité central d'entreprise

****

- **Nomination d'un nouveau directeur général délégué**

****

Sur proposition de M. Potier, président-directeur général, et conformément aux recommandations du comité des nominations, le conseil d'administration décide, à l'unanimité, de nommer Monsieur Pierre Dufour directeur général délégué, chargé d'assister le directeur général, sous condition suspensive de l'obtention de la carte de séjour l'autorisant à exercer une activité industrielle et commerciale. Ce mandat sera effectif à compter de la date de délivrance de la carte précitée et pour une durée d'un an. Conformément à l'article 13 des statuts, en cas de cessation des fonctions du directeur général ou empêchement de ce dernier, les directeurs généraux délégués conservent, sauf décision contraire du conseil d'administration, leurs fonctions et leurs attributions jusqu'à la nomination d'un nouveau directeur général.

****

Certifié conforme,
Le Secrétaire du conseil d'administration,
Paris, le 21 février 2008

FILE NO. 82-5224

ENGLISH TRANSLATION

L'AIR LIQUIDE
Société Anonyme pour l'Etude et l'Exploitation
des Procédés Georges Claude
Au capital de 1.328.815.653 euros
Siège Social : 75, quai d'Orsay - 75007 PARIS

552 096 281 RCS PARIS

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING OF NOVEMBER 8, 2007

The following attend the meeting:

Mr Benoît POTIER	Chairman and Chief Executive Officer
Sir Lindsay OWEN-JONES	Vice-Chairman and Director
Mr Thierry DESMAREST	Director
Mr Alain JOLY	Director
Professor Rolf KREBS	Director
Mr Gérard de LA MARTINIERE	Director
Mr Cornelis van LEDE	Director
Ms Béatrice MAJNONI d'INTIGNANO	Director
Mr Thierry PEUGEOT	Director
Mr Edouard de ROYERE	Director

Mr Paul SKINNER, Director, is absent and represented by Mr Benoît Potier.

The following attend part of the meeting: Mr Jean-Claude Buono and Mr Klaus Schmieder, Senior Executive Vice-Presidents, and Mr John Glen, member of the Executive Committee (Chief Financial Officer).

The following also attend the meeting:

Ms	Marie-Dominique LEIBLER	Secretary of the Board of Directors
Mr	Gilles BOUDIN	Delegate of the Central Works Council
Ms	Marie-Annick MASFRAND	Delegate of the Central Works Council
Mr	Philippe BASTIEN	Delegate of the Central Works Council
Mr	Christian GRANDAY	Delegate of the Central Works Council

****

- **Appointment of a new Senior Executive Vice-President**

****

On the proposal of Mr Potier, the Chairman and Chief Executive Officer, and in accordance with the recommendations of the Appointments Committee, the Board of Directors unanimously decides to appoint Mr Pierre Dufour as Senior Executive Vice-President, responsible for assisting the Chief Executive Officer, on the condition precedent that he obtains the residence permit (*carte de séjour*) permitting him to perform industrial and commercial activities in France. This appointment will be effective as from the date of issuance of the above-mentioned permit for a one-year period. In accordance with Article 13 of the bylaws, in the event of termination of the Chief Executive Officer's duties or an impediment preventing him from performing his duties, the Senior Executive Vice-Presidents will remain in office, unless the Board of Directors decides otherwise, until the appointment of a new Chief Executive Officer.

****

January 2008

Information to be Provided on an Ongoing Basis

Information required to be made public, distributed to shareholders or filed with EURONEXT PARIS (the "Exchange") (where such information is to be made public thereby).

1. **Document:** **Offering Circular with respect to Public Offering of Financial Instruments of the Issuer or, in some cases, Brief Informational Memorandum in the event an Exemption from such Filing is applicable.**

Date Required: The offering circular must be submitted to the Autorité des Marchés Financiers ("AMF") prior to the public offering and issuance of new common stock which will be listed on a regulated market or the public offering of other financial instruments, except if an exemption is applicable. The document forms part of the prospectus required to be filed with the AMF in advance of the public offering of financial instruments of the issuer. If an exemption from filing a prospectus with the AMF is applicable, the issuer may nonetheless be required, in certain cases, to file only a brief informational memorandum regarding the proposed transaction.

Information Required: The offering circular must provide the following information: (a) the terms and conditions of the capital increase and the corresponding issuance of new shares (subscription period, number of shares, issuance, price, beneficiaries, payment of the subscription price, characteristics of the newly issued shares), or the terms of the public offering of other financial instruments; and (b) general information regarding the issuer, its activity, its financial condition, its corporate and management bodies, its statutory auditors, the recent trends of the business of the issuer and the issuer's prospects for the future.

Source: AMF General Rules, Sec. 212-1 et seq.

2. Document: **Annual Report/Reference Document/Annual Financial Report.**

Date Required: The document is submitted to the AMF and published on the Issuer's website (or the website of an official on-line publisher). It constitutes part of the prospectus to be filed by an issuer prior to the offering of financial instruments of the issuer.

Source: AMF General Rules, Sec. 212-1 et seq.
National Assembly of France: Articles L 232-23, R 225-89, R 232-9 through R 247-2 of the Commercial Code.
Code Monétaire et Financier : Article L451-1-2.

The document includes the management's annual report to Shareholders approved by the Board of Directors and the Financial Statements prepared by the Board of Directors and approved by the Ordinary Shareholders' Meeting.(as well as numerous other documents such as an affidavit from the Statutory Auditors and the manager responsible for the preparation and review of the financial statements, and general information on the issuer, its activity, employees, assets and liabilities, financial condition, share capital, financial results, management, recent business trends and prospects for the future). The document also includes all the information required from the Annual Financial Report to be published pursuant to the *Code Monétaire et Financier*.

As of the date of the notice of a Shareholders' Meeting and for at least 15 days prior to the scheduled meeting, any shareholder of an issuer listed on the Exchange may request to examine at the registered offices of such issuer the annual report of the issuer which has been prepared by management and approved by the Board of Directors, and which will be considered at the Shareholders' Meeting.

The annual report and the final annual financial statements must also be filed with the Clerk of the Commercial Court within one month following the approval of the financial statements by the Ordinary Shareholders' Meeting.

Periodic and consolidated financial information is required to be published in the BALO. Quarterly revenue information, including information on the consolidated revenues of the issuer, must be published within 45 days following the end of the quarter; audited six month financial statements and consolidated financial statements must be published within four months following the end of the six month period; and annual financial statements, consolidated financial statements, if available, and a proposal for the allocation of issuer profits must be published

within four months of the close of the fiscal year. The annual financial statements approved by shareholders and the statutory auditor, the consolidated financial statements, and the shareholders' decision regarding the allocation of issuer profits must be published within 45 days following the Ordinary Shareholders' Meeting at which the statements were approved. If such statements have not been amended since their publication prior to such meeting, the issuer is required to publish only a notice referencing the previous publication of the statements.

Information Required: A copy of the relevant Annual Report.

3. **Document:** **Semi-annual Financial Report.**

Date Required: Has to be published on the Issuer's website (or the website of an official on-line publisher) and sent to the AMF within two months from the end of the first semester of each accounting year.

Information Required: Summary accounts for the first semester and semi-annual management report.

Source: *Code Monétaire et Financier* Article L451-1-2.

4. **Document:** **Offering Circular with respect to Stock Repurchase by Issuer.**

Date Required: The document must be published on the Issuer's website (or the website of an official on-line publisher) prior to the realization of the repurchase of shares listed on a regulated market by the issuer

Information Required: The document must provide information relating to following subjects: the date of the shareholders meeting having authorised the repurchase program; the number of shares held directly or indirectly by the issuer in its share capital; the purpose(s) of the repurchase program; the allocation by purposes of the shares already held by the issuer; the number of shares which the issuer contemplates buying back and the maximum purchase price; the schedule of the repurchase program.

Source: AMF General Rules Sec. 241-1 et seq.

5. Document: **Statements of stock buy-back**

Date Required: Statements of share repurchase must be published on the Issuer's website (or the website of an official on-line publisher) within 7 stock-exchange days from the transaction and sent to the AMF. A monthly report of all cancellations of shares, share repurchases, sales, transfers, and open positions must also be filed with the AMF.

Information Required: Number and price of the shares repurchased.

Source: Commercial Code Article L225-209; AMF General Rules Sec. 241-4.

6. Document: **Statements of share capital variation**

Date Required: Statements must be published on the Issuer's website (or the website of an official on-line publisher) and sent to the AMF once per month, unless no variation is recorded.

Information Required: Number of the shares and voting rights making up the share capital.

Source: Commercial Code Article L233-8; AMF General Rules Sec. 223-16.

7. Document: **Euronext Notices**

Date Required: Request for the listing or delisting of their securities by listed issuers must be sent to Euronext Paris SA each time new securities have to be admitted on the Exchange. The requests and corresponding decisions of admission (or radiation) are published by Euronext.

Information Required: Number and origin of the securities to be newly admitted on the Exchange.

Source: Euronext Rules.

8. Document: **Amendment to Bylaws of the Issuer.**

Date Required: An amendment to the bylaws of the issuer must be filed with the Clerk of the Commercial Court within one month of the Extraordinary Shareholders' Meeting approving the amendment, which amendment is made available to the public thereby. At the same time, a short press release concerning the amendment must be published in a newspaper located in the "département" in which the issuer is incorporated.

Information Required: A copy of the bylaws as amended.

Source: Government of France: Article R 123-105 of the Commercial Code.

9. Document: **Notice of Shareholders' Meeting: Agenda and Draft Resolutions.**

Date Required: Thirty-five days prior to the next planned Shareholders' Meeting, companies listed on the Exchange must publish in the BALO a preliminary notice of shareholders' meeting including the text of resolutions which are to be submitted for shareholders' approval during the meeting. Fifteen days prior to the Shareholders' Meeting, a convening notice must be published in the BALO and in a legal gazette and sent to each registered shareholder .

Information Required: The notice must include the agenda of the meeting, the resolutions proposed to be approved by shareholders, and instructions for shareholders to vote by correspondence.

Sources: Government of France: Articles R 225-61 et seq. of the Commercial Code.

10. Document: **Resolutions of Ordinary and Extraordinary Shareholders' Meetings:**

On various occasions, resolutions of a Shareholders' Meeting must be filed with the Clerk of the Commercial Court within one month following the Shareholders' Meeting which resolutions are made available to the public thereby.

Information Required: A copy of the resolutions.

Source: Government of France: Article R 123-105 and seq. of the

Commercial Code.

11. **Document:** **Minutes of the Board of Directors of the Company Relating to the Appointment of Directors or Managers, or Authorizing the Issuance of New Common Shares or the Offering of Certain other Securities entitling to shares.**

Date Required: Minutes of a meeting of the Board of Directors relating to the appointment of directors or managers of the issuer must be filed with the Clerk of the Commercial Court within one month of the relevant meeting of the Board of Directors, which minutes are made available to the public thereby.

Minutes of a meeting of the Board of Directors of an issuer deciding an increase in share capital or an offering of certain other securities must be filed with the Clerk of the Commercial Court within one month of the relevant meeting of the Board of Directors, which minutes are made available to the public thereby.

Information Required: A copy of the minutes of Board of Directors.

Source: Government of France: Articles R 123-107 and R 123-108 of the Commercial Code.

12. **Document:** **Information which would Affect Market Price or Rights of Shareholders.**

Date Required: As soon as possible, companies listed on the Exchange must make public any fact, which if known, would have a significant impact on the market price of a financial instrument or the rights of the holders of such financial instrument. The AMF must receive this information as of the date it is made public.

Information Required: Such information must be made public in a release or statement published on the Issuer's website (or the website of an official on-line publisher). For example, an issuer may disclose audited annual and six-month financial statements and quarterly revenue information by press release.

Source: AMF General Rules, Sec. 223-1 et seq.

13. Document: **Declaration of threshold crossing / Declaration of Intent.**

Date Required: An issuer must make a declaration with the AMF within five trading days of acquiring or disposing of securities resulting in such entity holding an interest equal to or greater than, or less than, 5%, 10%, 15%, 20%, 25% 1/3, 50%, 2/3, 90% or 95% of the voting share capital of another listed company.
A declaration of intent must be submitted to the AMF within 10 trading days following the acquisition of greater than 10% or 20% of the voting share capital of a listed company.

Information Required: The declaration of threshold-crossing must state the number of shares and voting rights held by the issuer in the third party company. The Declaration of Intent must state whether, for a period of 12 months and with respect to the voting share capital of the target listed company, the acquiror (a) is acting alone or as a member of a group with a common plan or purpose, (b) intends to cease acquiring shares of the target listed company or to continue acquiring shares in such company, and (c) intends to control the target listed company or appoint one or more directors to the board of directors of such company.

Source: National Assembly of France: Article L-233-7 of the Commercial Code; AMF General Rules, Sec. 223-11.

14. Document: **Shareholders Letters**

Date Required: None (voluntary publication).

Information Required: None (voluntary publication). General information sent to the shareholders.

Source: None (voluntary publication).

END